MDS Reports Second Quarter 2008 Results

Net Revenue up 24%, Adjusted EBITDA up 10%

Toronto, Canada, June 5, 2008 - MDS Inc. (TSX: MDS; NYSE: MDZ), a leading provider of products and services to the global life sciences markets, today reported its second quarter 2008 results for the period ended April 30, 2008.  For the quarter, MDS reported total revenue of $350 million, net income of $11 million and earnings per share from continuing operations of $0.09.  Net revenue was
$326 million and adjusted EBITDA was $34 million, up from $263 million and $31 million in the prior year, respectively.  Adjusted earnings per share were $0.06, down from $0.11 in the prior year.

Quarterly Highlights

•	Delivered net revenue of $326 million, up 24% from $263 million in the prior year. Excluding the impact of foreign exchange and acquisitions, net revenue increased 5%.
•	Increased adjusted EBITDA to $34 million, up 10% from $31 million in the prior year.
•	Reported adjusted earnings per share of $0.06, down from $0.11 in the prior year, impacted by $0.04 of intangible asset amortization from the Molecular Devices acquisition.
•
MDS Pharma Services had another quarter of strong new business wins, up 60% from prior year to $165 million.  The business delivered $128 million in net revenue and a loss of $1 million in adjusted EBITDA compared to breakeven in the prior year.

•	MDS Nordion delivered solid performance in Q2 reporting revenue of $80 million, up 13% from $71 million in the prior year. Adjusted EBITDA increased 9% to $24 million versus $22 million last year.
•
MDS Analytical Technologies delivered $118 million in revenue compared to $77 million in the prior year. Adjusted EBITDA increased 13% from $15 million to $17 million and was impacted by softening demand for high-end instruments.

•	MDS repurchased and cancelled 619,700 Common shares for $12 million under its Normal Course Issuer Bid.

“While we were able to achieve year-over-year revenue and EBITDA growth, performance was challenged by softening in high-end instrument sales to pharmaceutical customers in the US market.” said Stephen P. DeFalco, President and Chief Executive Officer, MDS Inc. “We are evaluating a number of actions to manage through these market conditions and to translate our revenue progress at MDS Pharma Services into accelerated EBITDA growth.”

Operating Segment Results

MDS Pharma Services
				% Change
($ millions)		Q2 2008	Q2 2007	Reported
Net Revenues: Early-stage Late-stage		68 60	60 55	13% 9%
		$128	$115	11%
Reimbursement revenues		24	23
Total revenues		$152	$138
Adjusted EBITDA:		$(1)	$-	-
	%	(1)%	-	-

For the second quarter, MDS Pharma Services net revenue increased 11% over the prior year.  Excluding the impact of foreign exchange, revenue increased approximately 1% as late-stage revenue continues to be impacted by previously announced contract cancellations.  Adjusted EBITDA was a loss of $1 million compared to nil last year as unfavourable revenue mix, foreign exchange and investments in growth offset productivity savings.  New business wins of $165 million were up 60% from prior year and increased backlog sequentially by $36 million to $431 million.  Both early-stage and late-stage contributed to backlog growth, with early-stage backlog supported by increasing demand at MDS Pharma Services’ new Phase I facility in Phoenix, Arizona.

Additional progress has been made resolving client FDA audits leading to a $10 million benefit from the revised estimate for future costs. This benefit is not included in adjusted EBITDA.

MDS Nordion
				% Change
($ millions)		Q2 2008	Q2 2007	Reported
Revenues		$80	$71	13%
Adjusted EBITDA:		$24	$22	9%
	%	30%	31	-

MDS Nordion’s revenue for the second quarter was $80 million, up 13% from the prior year, primarily driven by foreign exchange and strength in cobalt sterilization technologies, which contributed 9% and 4% in revenue growth, respectively.  Adjusted EBITDA was

$24 million compared to $22 million in the second quarter of 2007.

Subsequent to the quarter, MDS Nordion completed the previously announced divestiture of two non-strategic product lines.

After quarter end, Atomic Energy of Canada Limited (AECL) announced its intention to discontinue the MAPLE project at Chalk River, Ontario.  AECL has indicated its commitment to providing ongoing supply of medical isotopes and the Canadian government has asked AECL to pursue the extension of the NRU operation beyond its current license.  MDS is reviewing the potential impact of this announcement.  The Company intends to evaluate all options and  pursue appropriate steps to protect the interests of patients, its customers and its shareholders.

MDS Analytical Technologies
				% Change
($ millions)		Q2 2008	Q2 2007	Reported
Revenues		$118	$77	53%
Adjusted EBITDA		$17	$15	13%
	%	14%	19	-

MDS Analytical Technologies delivered $118 million in revenue, a 53% increase over prior year and $17 million in adjusted EBITDA, a 13% year-over-year increase.  Adjusted for acquisitions and foreign exchange, revenue increased by 15%.  Profitability was impacted by softening demand for high-end instruments, particularly in the pharmaceutical market.

Sciex product lines contributed $8 million in adjusted EBITDA in the second quarter, flat to prior year.  Mass spectrometry end user revenue, including the impact of foreign exchange, grew 6% compared to the same period last year.  Molecular Devices (MD) contributed $55 million in revenue and $9 million in adjusted EBITDA.

During the quarter, MDS Analytical Technologies continued to drive innovation and growth with the launch of the next-generation Arcturus XT™ instrument for laser capture microdissection. The new Arcturus XT™ offers researchers improved speed, precision and flexibility for their microdissection experiments.

Guidance
Primarily as a result of softening demand for high-end instruments in the pharmaceutical markets and a delay in achieving targeted profitability at MDS Pharma Services, MDS has revised its guidance for its 2008 financial performance.  For the full year 2008, the Company now expects to achieve the following results:

[millions of US dollars, except earnings per share]
	2007 Actual Results	Revised 2008 Guidance	Initial (February 21, 2008)
Total Revenues	$1,210	$1,350 - 1,400	$1,350 – 1,410
Net Revenues	$1,119	$1,250 – 1,290	$1,250 – 1,300
Adjusted EBITDA	$145	$160 – 170	$175 - 185
Adjusted EPS	$0.34	$0.27 – 0.33	$0.37 – 0.43
Income (loss) from continuing operations	$(33)	$45 - 55	$55 - 65
Basic EPS	$(0.25)	$0.37 – 0.45	$0.45 – 0.53
Capital Expenditures	$71	$60 – 70	$65 - 75
Effective tax rate	41%	10- 20%	0 – 10%

The above guidance is based on assumptions described in our MD&A.

Conference Call
MDS will be holding a conference call today at 9:30 am EST to discuss second quarter 2008 results. This call will be webcast live at www.mdsinc.com and will also be available in archived format at www.mdsinc.com/news_events/webcasts_presentations.asp after the call.

About MDS
MDS Inc. (TSX: MDS; NYSE: MDZ) is a global life sciences company that provides market-leading products and services that our customers need for the development of drugs and diagnosis and treatment of disease. We are a leading global provider of pharmaceutical contract research, medical isotopes for molecular imaging, radiotherapeutics, and analytical instruments. MDS has more than 5,500 highly skilled people in 29 countries. Find out more at www.mdsinc.com or by calling 1-888-MDS-7222, 24 hours a day.

Caution Concerning Forward-Looking Statements

This document contains forward-looking statements. Some forward-looking statements may be identified by words like "expects", "anticipates", "plans", "intends", "indicates" or similar expressions. The statements are not a guarantee of future performance and are inherently subject to risks and uncertainties. MDS's actual results could differ materially from those expressed in the forward-looking statements due to these risks and a number of other factors, including, but not limited to, successful implementation of structural changes, including restructuring plans and acquisitions, technical or manufacturing or distribution issues, the competitive environment for MDS's products and services , the degree of market penetration of its products and services, the ability to secure a reliable supply of raw materials, the impact of our clients’ exercising rights to cancel certain contracts, the strength of the Canadian and US economies, the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro, uncertainties associated with critical accounting assumptions and estimates, and other factors set forth in reports and other documents filed by MDS with Canadian and US securities regulatory authorities from time to time, including MDS's quarterly and annual MD&A, annual information form, and annual report on Form 40-F for the fiscal year ended October 31, 2007 filed with the Securities & Exchange Commission.

Also note that all financial data is now shown on a US GAAP basis. MDS converted to US GAAP reporting with the filing of its 2007 annual report and financial statements on January 29, 2008.

Use of Non-GAAP Financial Measures

The use of non-GAAP measures including terms such as net revenue, adjusted EBITDA, adjusted EPS, new orders and backlog are used to explain the operating performance of the Company. These terms are not defined by GAAP and MDS's use may vary from that of other companies. MDS uses certain non-GAAP measures so that investors and analysts have a better understanding of the significant events and transactions that have had an impact on results or may have an impact on MDS's financial outlook. MDS provides a description of these non-GAAP measures and a reconciliation of these non-GAAP measures for 2007 actual results to GAAP financial results in the MD&A of its 2007 annual report.

For further MDS information contact:
Investor Inquiries
Kim Lee
416-213-4721
kim.lee@mdsinc.com

Media Inquiries
Janet Ko
416-213-4167
janet.ko@mdsinc.com

Management’s Discussion and Analysis
June 5, 2008

Following is management’s discussion and analysis (MD&A) of the results of operations for MDS Inc. (MDS or the Company) for the quarter ended April 30, 2008 and its financial position as at April 30, 2008.  This MD&A should be read in conjunction with the unaudited consolidated financial statements and notes that follow.  In 2007, MDS chose to adopt United States generally accepted accounting principles (US GAAP) for financial reporting.  As a result of this change, the Company restated to US GAAP its previously filed financial statements for the four quarters of 2007.  With US GAAP as our primary basis of accounting, we will reconcile our US GAAP earnings to Canadian generally accepted accounting principles (Canadian GAAP).  This reconciliation will be done as required by applicable Canadian regulations on an annual and quarterly basis for fiscal 2008 and 2009.  The results discussed in this MD&A are based on US GAAP.  To supplement the US GAAP MD&A included in this document, please refer to our separately filed Canadian Supplement to this MD&A that restates, based on financial information of MDS reconciled to Canadian GAAP, those parts of our MD&A that would contain material differences if they were based on financial statements prepared in accordance with Canadian GAAP.

For additional information and details, readers are referred to the 2007 annual financial statements and MD&A and the Company’s 2007 Annual Information Form (AIF), all of which are published separately and are available at www.mdsinc.com and at www.sedar.com. In addition, the Company’s 40-F filing is available at www.sec.gov.

Our MD&A is intended to enable readers to gain an understanding of MDS’s current results and financial position as at and for the period ended April 30, 2008. To do so, we provide information and analysis comparing the results of operations and financial position for the current interim period to those of the same period in the preceding fiscal year. We also provide analysis and commentary that we believe is required to assess the Company’s future prospects.  Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations.  These forward-looking statements are affected by risks and uncertainties that are discussed in this document, as well as in the AIF, and that could have a material impact on future prospects.  Readers are cautioned that actual events and results will vary.

Caution Regarding Forward-looking Statements
From time to time, we make written or oral forward-looking statements within the meaning of certain securities laws, including the “safe harbour” provisions of the Securities Act (Ontario) and the United States Private Securities Litigation Reform Act of 1995.  This document contains such statements, and we may make such statements in other filings with Canadian regulators or the United States Securities and Exchange Commission (SEC), in reports to shareholders or in other communications, including public presentations.  These forward-looking statements include, among others, statements with respect to our objectives for 2008, our medium-term goals, and strategies to achieve those objectives and goals, as well as statements with respect to our beliefs, plans, objectives, expectations, anticipations, estimates and intentions.  The words “may”, “could”, “should”, “would”, “suspect”, “outlook”, “believe”, “plan”, “anticipate”, “estimate”, “expect”, “intend”, “forecast”, “objective”, “optimistic”, and words and expressions of similar import are intended to identify forward-looking statements.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, which give rise to the possibility that predictions, forecasts, projections and other forward-looking statements will not be achieved.  We caution readers not to place undue reliance on these statements as a number of important factors could cause our actual results to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates and intentions expressed in such forward-looking statements.  These factors include, but are not limited to: management of operational risks; the strength of the Canadian and United States’ economies and the economies of other countries in which we conduct business; our ability to secure a reliable supply of raw materials, particularly cobalt and critical medical isotopes; the impact of the movement of the US dollar relative to other currencies, particularly the Canadian dollar and the euro; changes in interest rate policies of the Bank of Canada and the Board of Governors of the Federal Reserve System in the United States; the effects of competition in the markets in which we operate; the timing and technological advancement of new products and services introduced by us or by our competitors; the impact of our clients’ exercising rights to cancel certain contracts; the impact of changes in laws, trade and import/export policies and regulations, and enforcement thereof; judicial judgments and legal proceedings; our ability to successfully realign our organization, resources and processes; our ability to complete strategic acquisitions and joint ventures and to integrate our acquisitions and joint ventures successfully; new accounting policies and guidelines that impact the methods we use to report our financial condition; uncertainties associated with critical accounting assumptions and estimates; the possible impact on our businesses from natural disasters, public health emergencies, international conflicts and other developments including those relating to terrorism; and our success in anticipating and managing the foregoing risks.

 We caution that the foregoing list of important factors that may affect future results is not exhaustive.  When relying on our forward-looking statements to make decisions with respect to the Company, investors and others should carefully consider the foregoing factors and other uncertainties and potential events.

Use of Non-GAAP Measures
In addition to measures based on generally accepted accounting principles (GAAP) in this MD&A, we use terms such as adjusted operating income; adjusted earnings before interest, taxes, depreciation and amortization (EBITDA); adjusted EBITDA margin; adjusted net income, adjusted earnings per share (EPS); operating working capital; net revenue; new orders and backlog.  These terms are not defined by GAAP and our use of such terms or measurement of such items may vary from that of other companies.  In addition, measurement of growth is not defined by GAAP and our use of these terms or measurement of these items may vary from that of other companies.  Where relevant, and particularly for earnings-based measures, we provide tables in this document that reconcile the non-GAAP measures used to amounts reported on the face of the consolidated financial statements. Our executive management team assesses the performance of our businesses based on a review of results comprising GAAP measures and these non-GAAP measures. We also report on our performance to the Company’s Board of Directors based on these GAAP and non-GAAP measures.  In addition, adjusted EBITDA and operating working capital are the primary metrics for our annual incentive compensation plan for senior management.  We provide this non-GAAP detail so that readers have a better understanding of the significant events and transactions that have had an impact on our results, and can view our results through the eyes of management.

Throughout this report, when we refer to total revenues we mean revenues including reimbursement revenues. We use the term net revenues to mean revenues excluding such amounts.  All revenue growth figures and adjusted EBITDA margin figures are based on net revenues. We use net revenues to measure the growth and profitability of MDS and MDS Pharma Services because the pass-through invoicing of reimbursable out-of-pocket expenses varies from period-to-period, is not a reliable measure of the underlying performance of the business, and does not have an impact on net income or cash flows in any significant way. Management assesses and rewards the performance of MDS Pharma Services and the segment’s senior management team using metrics that are based on net revenues.

MDS Pharma Services measures and tracks contract backlog. Contract backlog is a non-GAAP measure that we define to include the amount of contract value associated with confirmed contracts that have not yet been recognized as net revenue. A confirmed contract is one for which the Company has received customer commitment in a manner that is customary for the type of contract involved. For large, long-term contracts, customer commitment is generally evidenced by the receipt of a signed contract or confirmation awarding the work to MDS. For smaller and short-term contracts, customer commitment may be communicated in other ways, including email messages and oral confirmations. Only contracts for which such commitments have been received are included in backlog and the amount of backlog for these contracts is measured based on the net revenue that is expected to be earned by MDS under the contract terms. A contract is removed from backlog if the Company receives notice from the customer that the contract has been cancelled, indefinitely delayed, or reassigned to another service provider.  As at January 31, 2008, we started to report new orders, which are the confirmed contracts for which we have received a customer commitment within the fiscal quarter.  We have also started to report period ending backlog which measures our backlog at the period ending date and we continue to report the average backlog which is the average of the three month end backlog balances for the interim period.

Substantially all of the Sciex brand products of MDS Analytical Technologies are sold through two joint ventures. Under the terms of these joint ventures, we are entitled to a 50% share of the net earnings of the worldwide business that we conduct with our partners in these joint ventures. These earnings include a share of the profits generated by our partners that are paid from the joint ventures as profit sharing.   Under US GAAP, we report our direct revenues from sales to the joint ventures as revenues and we report our share of the profits of the joint ventures as equity earnings. We do not report our share of all end-user revenues, despite the fact that these revenues contribute substantially to our profitability. In order to provide readers with a better understanding of the drivers of profitability for the Sciex products, we report growth in end-user revenues as reported by our joint venture partners.  This figure provides management and readers with additional information on the performance of our global business, including trends in customer demand and our performance relative to the overall market.

Tabular amounts are in millions of United States (US) dollars, except per share amounts and where otherwise noted.

Adoption of US GAAP
Effective with the reporting of our fiscal 2007 annual results, we adopted US GAAP as our primary reporting standard for our consolidated financial statements.  We have adopted US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are US-based multinational companies.  All figures for prior periods contained in these documents have been revised to reflect the adoption of US GAAP as our reporting standard.

Introduction
MDS is a global life sciences company that provides market-leading products and services that our customers use for the development of drugs and the diagnosis and treatment of disease.  Through our three business segments, we are a leading global provider of pharmaceutical contract research services (MDS Pharma Services), medical isotopes for molecular imaging, sterilization, and radiotherapeutics (MDS Nordion), and analytical instruments (MDS Analytical Technologies). Each of these business segments sells a variety of products and services to customers in markets around the world.

Discontinued Operations
All financial references in this document exclude those businesses that we consider to be discontinued.  The results of discontinued operations relate to the diagnostics business we sold in 2007.  All financial references for the prior year have been restated to reflect this treatment.

Subsequent Event – MAPLE Reactor
On May 16, 2008, Atomic Energy of Canada Limited (AECL), a Canadian crown corporation, and the Government of Canada, publicly announced their intention to discontinue the development work on the MAPLE reactors located at Chalk River laboratories, effective immediately.  The MAPLE reactors were to replace AECL’s current National Research Universal reactor (NRU) and provide MDS Nordion with a long-term source of supply of medical isotopes.  AECL and the Government of Canada have also publicly announced that they will continue to supply  medical isotopes using the NRU and will pursue an extension of the NRU operation beyond its current expiry date of October 31, 2011.  MDS has substantial financial interests in the success of the MAPLE reactor project, primarily through a related 40-year supply agreement with AECL, as a result of an exchange of non-monetary assets in February 2006 (see below).  The Company was neither consulted nor informed in advance by AECL or the Canadian government about their decision.  AECL’s announcement and position represents a different perspective on the contract than that held by MDS.  The Company intends to evaluate all options and pursue appropriate steps to protect the interests of patients, its customers and its shareholders.

On February 22, 2006, the Company had announced an agreement resulting from a comprehensive mediation process with AECL related to the MAPLE reactor project.  Under the agreement, AECL paid the Company $22 million, and assumed ownership of the MAPLE facilities and took responsibility for all costs associated with completing the project and the future production of medical isotopes from the MAPLE facilities.  The parties retained certain rights related to existing claims.  In addition, AECL acquired $47 million of MAPLE-related inventories in exchange for a non-interest bearing note having a net present value of $38 million, to be repaid over four years commencing in 2008.  The agreement requires AECL to supply medical isotopes to MDS Nordion over a 40-year period, upon the MAPLE facilities meeting certain operational criteria, in exchange for a fixed percentage of the selling price.  In accordance with SFAS No. 153, “Exchanges of Non-monetary Assets”, the Company exchanged the MAPLE asset for the 40-year supply agreement which was recorded as an intangible asset at its fair value of $308 million.  This amount is to be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins.  The Company recorded a loss on this transaction of $36 million in 2006.

As a result of the May 16, 2008 announcement by AECL and the Government of Canada, MDS is reviewing the impact on its business from an operational and financial reporting perspective.  The Company will evaluate all options and pursue appropriate steps to protect the interests of patients, its customers and its shareholders.  The principal US GAAP reporting exposure for MDS related to the announcement is its intangible asset associated with the 40-year supply agreement currently carried at $342 million (revalued at the April 30, 2008 exchange rate).  MDS will continue to evaluate the intangible asset for possible impairment and the relevant financial reporting implications based upon the progress of any dialogue, negotiations or legal proceedings between AECL, the Government of Canada and the Company.

MDS Inc.
Consolidated operating highlights and reconciliation of consolidated adjusted EBITDA

Second Quarter			Year-to-date

2008	2007		2008	2007
350	286	Total revenues	672	550
(24)	(23)	Reimbursement revenues	(50)	(46)
$326	$263	Net revenues	$622	$504

11	(55)	Income (loss) from continuing operations	28	(55)
5	(27)	Income tax expense (recovery)	(2)	(24)
2	(2)	Net interest expense	2	-
-	(1)	Mark-to-market on interest rate swaps	(2)	(1)
23	18	Depreciation and amortization	50	32
41	(67)	EBITDA	76	(48)
1	25	Restructuring charges, net	1	38
3	6	Valuation provisions	3	6
-	3	Loss on sale of a business/investment	2	1
(10)	61	(Reversal) provision for FDA-related costs	(10)	61
(1)	3	Acquisition integration	2	3
$34	$31	Adjusted EBITDA	$74	$61
10%	12%	Adjusted EBITDA margin	12%	12%

Consolidated net revenues which exclude reimbursement revenues associated with reimbursed expenses in the MDS Pharma Services segment, were up 24% on a reported basis to $326 million for the second quarter of 2008 compared to $263 million last year.  The Molecular Devices (MD) business of MDS Analytical Technologies, which was acquired in the second quarter of 2007,  increased  net revenues by $26 million in the second quarter of 2008, compared to the 41 day post-acquisition period in the second quarter of 2007.  Foreign exchange impacts increased net revenue in the second quarter of 2008 compared to the second quarter of 2007 by approximately $25 million or 10%.  Excluding the impact of the MD acquisition and foreign exchange, net revenues increased $12 million or 5% with growth across all businesses.

MDS Pharma Services net revenues increased 11% compared to the same period in 2007, with growth in both early-stage and late-stage net revenues.  MDS Nordion revenues were also up 13% compared to the same period in 2007.  MDS Analytical Technologies revenues were up $41 million, including the $26 million increase associated with MD.

Income from continuing operations for the second quarter of 2008 was $11 million compared to a loss of $55 million reported for the same period in 2007.  The second quarter of 2008 included $7 million of after tax income from the revision of our best estimate of the remaining Food and Drug Administration (FDA) provision related to our Montreal Bioanalytical business.  The $55 million loss for the second quarter of 2007 includes the after tax provision set-up for FDA-related costs, a restructuring charge and a long-term investment valuation.  These items amounted to $66 million on an after-tax basis.

Adjusted EBITDA for the quarter was $34 million, up 10% compared to $31 million reported for last year.  MDS Nordion adjusted EBITDA increased by $2 million.  MDS Analytical Technologies adjusted EDITDA grew $2 million to $17 million. MD contributed $9 million of adjusted EBITDA in the second quarter of 2008 compared to $7 million in the 41 days post-acquisition period in the second quarter of 2007.  MDS Pharma Services reported a loss of $1 million in the quarter versus breakeven last year.  In the second quarter of 2008, we experienced a negative impact of approximately $4 million on adjusted EBITDA from the net impact of foreign exchange, due to the year-over-year weakness of the US dollar; however, this was partially offset by a $3 million reduction in the foreign exchange loss on the revaluation of net monetary assets.

Adjustments reported for the second quarter of 2008 include income of $10 million due to a revision of our best estimate of the provision associated with the FDA issue, $3 million expense related to an additional 20% provision against an investment in asset-backed commercial paper (ABCP), $1 million expense related to facilities restructuring charges and $1 million related to final adjustments of MD integration costs.  In the second quarter of 2007, adjustments included a $61 million charge related to the FDA provision, $25 million of restructuring costs related mostly to profit improvement initiatives in MDS Pharma Services, a $6 million valuation provision related to a long-term equity investment, a $3 million loss resulting primarily from the sale of our Hamburg Phase 1 facility, and $3 million of integration costs incurred by MDS Analytical Technologies.

Selling, general, and administration (SG&A) expenses for the quarter totalled $75 million and 23% of net revenues compared to $61 million and 23% last year. The increase includes the impact from the acquisition of MD partway through the second quarter in 2007, as well as the impact of foreign exchange.

We spent $22 million on R&D activities in the second quarter this year, compared to spending of $16 million last year. The majority of the increase in R&D spending comes from the impact of a full quarter of MD compared to the 41 day post-acquisition period in the second quarter of 2007.

Consolidated depreciation and amortization expense increased $5 million compared to last year.  We also amortized $9 million of intangible assets acquired as part of the purchase of MD in the second quarter of 2008 compared to $2 million in the second quarter of 2007.  Capital expenditures for the quarter were $15 million compared to $7 million in the second quarter of 2007.

Other income for the quarter includes the $10 million FDA provision release, $3 million ABCP provision and a $3 million embedded derivative gain.  Other income for the second quarter of 2007 includes a $61 million FDA provision charge, $6 million valuation provision, $3 million loss on sale of business and a foreign exchange loss of $4 million related to the revaluation of certain monetary assets and liabilities in the quarter, compared to a $1 million loss in the second quarter of 2008.

Results from discontinued operations for 2007 include the operating results of our Canadian diagnostics businesses for the period prior to sale and the gain resulting from the sale of the business.

In the second quarter of 2008, we repurchased $12 million or 0.6 million shares as part of our Normal Course Issuers Bid (NCIB).  In the second quarter of 2007, we completed a substantial issuer bid and repurchased approximately 22.8 million Common shares for C$500 million (US$ 441 million) at a price of C$21.90 per share.  As a result of this substantial issuer bid, we reduced the number of Common shares outstanding in the second quarter of 2007 from approximately 144 million to 122 million, and we have 122 million Common shares outstanding as of the second quarter 2008.

Reported earnings per share from continuing operations were $0.09 for the quarter, compared to a loss of $0.40 in 2007.  Adjusted earnings per share from continuing operations for the quarter were $0.06 compared to $0.11 earned in the same period last year.  Increased amortization of the intangible assets related to the MD acquisition reduced the second quarter of 2008 adjusted EPS by $0.04 compared to the second quarter of 2007.  Earnings per share from discontinued operations were nil compared to $5.77 which included $5.76 related to the gain on sale of the diagnostics business in the second quarter of 2007.  Adjusted earnings per share and adjusted income from continuing operations for the two periods were as follows:

Earnings Per Share
	Second Quarter		Year-to-date
	2008	2007	2008	2007
Basic earnings (loss) per share from continuing operations – as reported	$0.09	$(0.40)	$0.23	$(0.39)
Adjusted for:
Restructuring charges, net	0.01	0.15	0.01	0.23
FDA-related provision	(0.06)	0.29	(0.06)	0.29
Valuation provisions	0.03	0.04	0.03	0.04
Mark-to-market on interest rate swaps	-	-	(0.02)	-
MAPLE investment tax credits	-	(0.02)	-	(0.02)
Loss sale of business and long-term investments	-	0.03	-	0.02
Acquisition integration	(0.01)	0.02	0.01	0.02
Tax rate changes	-	-	(0.09)	-
Adjusted EPS	$0.06	$0.11	$0.11	$0.19

Income from Continuing Operations
	Second Quarter		Year-to-date
	2008	2007	2008	2007
Income (loss) from continuing operations – as reported	$11	$(55)	$28	$(55)
Adjusted for (after tax):
Restructuring charges, net	1	21	1	33
FDA-related provision	(7)	40	(7)	40
Valuation provisions	3	5	3	5
Mark-to-market on interest rate swaps	-	-	(2)	-
MAPLE investment tax credits	-	(2)	-	(2)
Loss sale of business and long-term investments	-	4	-	2
Acquisition integration	(1)	2	1	2
Tax rate changes	-	-	(11)	-
Adjusted income from continuing operations	$7	$15	$13	$25

MDS Pharma Services
Financial Highlights

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2008	revenues	2007	revenues		2008	revenues	2007	revenues
$68	53%	$60	52%	Early-stage	$131	53%	$126	53%
60	47%	55	48%	Late-stage	117	47%	110	47%
128	100%	115	100%	Net revenues	248	100%	236	100%
$24	-	$23	-	Reimbursement revenues	$50	-	$46	-
152	-	138	-	Total revenues	298	-	282	-
(95)	(74%)	(80)	(70%)	Cost of revenues	(183)	(74%)	(169)	(72%)
(24)	-	(23)	-	Reimbursed expenses	(50)	-	(46)	-
(33)	(26%)	(32)	(28%)	Selling, general, and administration	(62)	(25%)	(65)	(28%)
(8)	(6%)	(10)	(9%)	Depreciation and amortization	(17)	(7%)	(18)	(8%)
(1)	(1%)	(23)	(20%)	Restructuring charges	(1)	-	(31)	(13%)
9	7%	(68)	(58%)	Other income (expense)	14	6%	(66)	(27%)
-	-	(98)	(85%)	Operating income (loss)	(1)	-	(113)	(48%)
				Adjustments:
(10)	(8%)	61	53%	Reversal (provision) for FDA-related costs	(10)	(4%)	61	25%
1	1%	23	20%	Restructuring charges	1	-	31	13%
-	-	4	3%	Loss (gain) on sale of a business	(2)	(1%)	4	2%
(9)	(7%)	(10)	(9%)		(12)	(5%)	(17)	(8%)
8	6%	10	9%	Depreciation and amortization	17	7%	18	8%
$(1)	(1%)	$-	0%	Adjusted EBITDA	$5	2%	$1	0%
				Margins:
26%		30%		Gross margin	26%		28%
-		0%		Adjusted EBITDA	2%		-%
$9		$5		Capital expenditures	$15		$7

In the second quarter of 2008, MDS Pharma Services net revenues increased by 11% as reported versus the prior year quarter. The impact on revenue of the change in foreign exchange rates from the second quarter of 2007 to the second quarter of 2008 was an increase of approximately $11 million or 10%. Both our early-stage and late-stage businesses had slightly higher revenue excluding the impact of foreign exchange. The late-stage increase was primarily a result of increases in our central lab business which was partially offset by the impact of contract cancellations in Phase II-IV related to failures of compounds that occurred in prior quarters.   Early-stage increased revenue was primarily a result of increased activity in Phase I including the impacts of our new Phoenix facility and increased demand in bioanalytical services.

New orders in the second quarter of 2008 of $165 million were up 60% compared to the same period last year.  We saw a $36 million or 9% increase in period end backlog and a 13% increase in average backlog from the first quarter of 2008.  Period-end backlog was up 1% compared to the same period in 2007; however average backlog was down 10%.  In the second quarter of 2007 we experienced a high level of contract cancellations at the end of the quarter.

Average monthly backlog	New Orders	Average Backlog	Period End Backlog
Fiscal 2007 – Quarter 1	159	450	472
Quarter 2	103	450	428
Quarter 3	119	420	408
Quarter 4	134	385	375
Fiscal 2008 – Quarter 1	177	360	395
Quarter 2	165	405	431

MDS Pharma Services had an operating income of nil for the quarter, compared to a loss of $98 million for the same period last year.   In the second quarter of 2007, we recorded a $61 million provision for customer reimbursements related to the FDA review of our Montreal bioanalytical operations and a $23 million restructuring charge to improve profitability at MDS Pharma Services.  Based on costs incurred to date and our best estimated future liability, we reversed $10 million of the FDA provision to income in the second quarter of 2008.  As well, during the same period, a $1 million restructuring charge was incurred related to facility closures.  In both 2007 and 2008, the FDA charge, revision of our best estimate and the restructuring charges were treated as adjusting items.  In the second quarter of 2007, the $4 million loss on the sale of our Hamburg facility was also an adjusting item.

MDS Pharma Services adjusted EBITDA for the second quarter of 2008 decreased by $1 million to a loss of $1 million compared to the same period in 2007.  This decrease was primarily the result of higher margin services reported in our late-stage business in the second quarter of 2007, increased investments for growth in certain areas of our business in 2008, and the impact of the previously announced contract cancellations, all of which offset the impact of savings achieved from our restructuring activities that were initiated in the second quarter of 2007.  The negative impact of foreign exchange on our operations resulting from the decline of the US dollar from the second quarter of 2007 to the second quarter of 2008 of approximately $3 million offset the unfavourable impact of the $3 million on the revaluation of certain assets and liabilities in the second quarter of 2007.  In addition, we reported a $2 million provision release associated with a customer settlement in the second quarter of 2008 and $2 million of income related to refundable tax credits in the second quarter of 2007.

SG&A of $33 million in the second quarter of 2008 was $1 million higher than the second quarter of 2007 due primarily to the negative impact of foreign exchange on spending from the strengthening of the Canadian dollar, British pound and the euro over the same period.

During the second quarter of 2008, we continued to work toward completion of our restructuring plan announced in 2007 and these plans are now over 95% complete.

Capital expenditures in the pharmaceutical services segment were $9 million compared to $5 million in the second quarter of 2007.

Regulatory Review of Montreal Bioanalytical Operations
The six-month time limit imposed by the FDA for generic audits has passed, and we believe we have substantially completed all required site audits for generic customers.  We continue to receive a limited number of study audit requests from innovator customers and expect we may continue to receive these requests in low numbers in the coming months.

We have responded to questions from European regulators about the nature of the work that was done for the FDA. We believe the European regulators are satisfied with the work completed for the FDA and do not expect to incur any significant costs associated with actions, if any of European regulators.

During the second quarter of 2007, we approved and recorded a $61 million provision to reimburse clients who have incurred or will incur third party audit costs or study re-run costs to complete the work required by the FDA and other regulators. We have utilized $19 million of this reserve for such costs, an amount that was partially offset by a foreign currency translation gain on the US-dollar denominated components of the cost estimate. Although we believe we have substantially completed the majority of all required site audits, we still await final reimbursement requests for many of these audits.  Based on information currently available, we believe a reserve of $33 million is required to cover any agreements reached with clients for study audits, study re-runs, and other related costs.  Accordingly, approximately $10 million has been reversed this quarter and is included in other income.

MDS Nordion
Financial Highlights

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2008	revenues	2007	revenues		2008	revenues	2007	revenues
$76	95%	$67	94%	Product revenues	$135	96%	$134	97%
4	5%	4	6%	Service revenues	5	4%	4	3%
80	100%	71	100%	Net revenues	140	100%	138	100%
(42)	(53%)	(35)	(49%)	Cost of product revenues	(76)	(54%)	(69)	(50%)
(2)	(3%)	(1)	(1%)	Cost of service revenues	(2)	(1%)	(2)	(1%)
(13)	(16%)	(12)	(18%)	Selling, general, and administration	(24)	(17%)	(23)	(17%)
(2)	(3%)	(1)	(1%)	Research and development	(2)	(1%)	(2)	(1%)
(3)	(4%)	(3)	(4%)	Depreciation and amortization	(6)	(4%)	(6)	(4%)
3	4%	1	1%	Other income (expense)	(5)	(4%)	1	1%
21	25%	20	28%	Operating income	25	19%	37	27%
				Adjustments:
-	-	(1)	(1%)	Loss (Gain) on a sale of a business	4	3%	(1)	(1%)
21	25%	19	27%		29	21%	36	26%
3	4%	3	4%	Depreciation and amortization	6	4%	6	4%
$24	30%	$22	31%	Adjusted EBITDA	$35	25%	$42	30%
				Margins:
45%		50%		Gross margin	44%		49%
30%		31%		Adjusted EBITDA	25%		30%
$3		$1		Capital expenditures	$6		$2

MDS Nordion revenues were up 13% from the second quarter of 2007 on a reported basis, inclusive of a foreign exchange impact of $6 million related to the decline of the US dollar in the second quarter of 2008 compared to the second quarter of 2007.  The remaining $3 million increase was due to the shipment of a cobalt sterilization system and higher sales across most product lines, which were partially offset by higher sales of medical isotopes in the second quarter of 2007 which occurred as a result of a supply disruption at a competitor.

Operating income in the second quarter of 2008 was $21 million compared to $20 million last year and adjusted EBITDA was $24 million this year compared to $22 million in 2007.  The second quarter of 2008 includes a $3 million gain on embedded derivatives, while the second quarter 2007 included $4 million related to higher medical isotope revenues during a period of competitor disruption.  Excluding these items, improvements in profitability were driven by growth and productivity.

SG&A in the second quarter of 2008 increased by $1 million to $13 million compared to the same period last year primarily related to the decline of the US dollar compared to the Canadian dollar over the same period.  R&D investment increased by $l million in the second quarter of 2008.

Other income for the second quarter of 2007 included the release of a $1 million provision related to a business sold in 2003.  This item has been treated as an adjusting item.

Capital expenditures For MDS Nordion were $3 million, compared to $1 million last year driven by investments to expand capacity in Europe for our Glucotrace® product.

Effective May 1, 2008, we completed the sale of our external beam therapy and self-contained irradiator product lines to Best Medical International Inc.  The expected $4 million loss was previously recorded in the first quarter of 2008.  The operating results for these product lines were reported in the MDS Nordion segment in the second quarter of 2008.

MDS Analytical Technologies
Financial Highlights

Second Quarter					Year-to-date
	% of net		% of net			% of net		% of net
2008	revenues	2007	revenues		2008	revenues	2007	revenues
$93	79%	$62	81%	Product revenues	$185	79%	$100	77%
25	21%	15	19%	Service revenues	49	21%	30	23%
118	100%	77	100%	Net revenues	234	100%	130	100%
(64)	(54%)	(48)	(63%)	Cost of product revenues	(125)	(53%)	(85)	(65%)
(4)	(3%)	(1)	(1%)	Cost of service revenues	(8)	(3%)	(1)	(1%)
(22)	(19%)	(11)	(14%)	Selling, general, and administration	(41)	(18%)	(17)	(13%)
(20)	(17%)	(15)	(20%)	Research and development	(40)	(17%)	(26)	(20%)
(12)	(10%)	(4)	(5%)	Depreciation and amortization	(27)	(12%)	(7)	(5%)
-	-	-	-	Restructuring charges	-	-	(2)	(2%)
-	-	(1)	(1%)	Other income (expense) net	(2)	(1%)	-	-
(4)	(3%)	(3)	(4%)	Operating income (loss)	(9)	(4%)	(8)	(6%)
				Adjustments:
10	8%	11	14%	Equity earnings	24	10%	25	19%
(1)	(1%)	3	4%	Acquisition integration	2	1%	3	3%
5	4%	11	14%		17	7%	20	16%
12	10%	4	5%	Depreciation and amortization	27	12%	7	5%
$17	14%	$15	19%	Adjusted EBITDA	$44	19%	$27	21%
				Margins:
42%		36%		Gross margin	43%		34%
14%		19%		Adjusted EBITDA	19%		21%
$1		$1		Capital expenditures	$3		$4

The Sciex brand channel of MDS Analytical Technologies carries out the majority of its business through joint ventures.  Currently, MDS generates the majority of its income associated with these joint ventures from the net income of the joint ventures, and not from its sales to the joint ventures.  Under US GAAP, we equity account for the joint ventures and therefore the majority of the income related to the Sciex brand channel is reflected in equity earnings, which represent our share of the net income of the joint ventures. Our reported revenues are related to products manufactured and services performed for the joint ventures and are not a direct indicator of end-customer revenues. We include equity earnings in our calculation of adjusted EBITDA, however, under US GAAP, these earnings are not included in operating income.

The second quarter of 2007 includes the results of the Sciex brand channel, along with the results of the MD business for the 41-day period from the close of the acquisition on March 20, 2007 to the quarter-end.

MDS Analytical Technologies revenue grew by $41 million to $118 million in the second quarter of 2008, compared to the same period in the prior year.  The second quarter of 2008 includes $55 million of revenue from the MD brand channel compared to $29 million reported for the 41-day post-acquisition period in the second quarter of 2007.  MD revenues were up $4 million or 8% in the second quarter of 2008, compared to the same three-month period in 2007.  In the first full year since the acquisition, the MD brand channel generated  $220 million of revenue which was 16% above our first-year target of $190 million.

Sciex revenues to the joint venture were up $15 million or 31%, including $8 million of impact from foreign exchange due to the decline in the US dollar compared to the Canadian dollar.  End-user revenues for Sciex products grew 6% in the second quarter including the impact of foreign exchange.  Compared to the same period last year unit volume declined as pharmaceutical customers reduced capital spending for large instruments in the quarter.

MDS Analytical Technologies reported an operating loss of $4 million for the second quarter of 2008 compared to a $3 million loss in the second quarter of 2007. Equity earnings, which are not included in operating income and represent our share of earnings from the Sciex joint ventures was $10 million for the second quarter of 2008 versus $11 million for the second quarter of 2007. Reported operating income for the second quarter of 2007 includes the results for MD from the date of acquisition, and $3 million of integration costs and purchase accounting adjustments.   During the second quarter of 2008, $1 million of integration cost were reversed as part of the finalization of the MD purchase price allocation.

Adjusted EBITDA for the quarter was $17 million compared to $15 million during the same period last year.  Adjustments of 1 million of income in the second quarter of 2008 and $3 million of expense for the second quarter of 2007 reflect integration costs related to the MD acquisition.  The Sciex brand channel delivered $8 million of adjusted EBITDA, flat with prior year, driven by the impact of lower customer sales of our larger, higher margin products which was offset primarily by the impact of higher end-user service revenue in the second quarter of 2008.

Adjusted EBITDA for the MD brand channel was $9 million in the second quarter of 2008, up $2 million from the $7 million reported for the 41-day post-acquisition period in the second quarter of 2007.  MD profitability was also impacted by soft demand for high margin, high-end instruments and by transition expenses related to our manufacturing shift to Asia.  In the first full year of ownership MD has delivered $46 million in adjusted EBITDA which met the target of  $45-$50 million in adjusted EBITDA.

SG&A increased for the second quarter of 2008 by $11 million to $22 million reflecting the full quarter of costs associated with the MD business.   R&D expense increased $5 million to $20 million for the second quarter of 2008 compared to the same period in 2007, due to the R&D costs incurred by the MD brand channel and increased investment in Sciex products that will launch within the next 12 months.  Depreciation and amortization expense was also up, reflecting, a complete quarter of intangible assets amortization related to the MD acquisition.

Capital expenditures were $1 million this year and last.

During the quarter, MDS Analytical Technologies continued to drive innovation and growth with the launch of the next-generation Arcturus XT™ instrument for laser capture microdissection (LCM).  The new Arcturus XT™ offers researchers improved speed, precision and flexibility for their microdissection experiments.

Corporate and Other
Financial Highlights

Second Quarter			Year-to-Date
2008	2007		2008	2007
$(7)	$(6)	Selling, general, and administration	$(12)	$(10)
-	(1)	Depreciation and amortization		(1)
-	(2)	Restructuring charges		(7)
(2)	(6)	Other expense	(1)	(3)
(9)	(15)	Operating income	(13)	(21)
		Adjustments:
-	-	Gain on sale of investments	-	(2)
3	6	Valuation provisions	3	6
-	2	Restructuring	-	7
-	1	Depreciation and amortization	-	1
$(6)	$(6)	Adjusted EBITDA	$(10)	$(9)

Corporate SG&A expenses were $7 million in the second quarter of 2008 and compared to $6 million in the second quarter of 2007.

Other expense for the second quarter of 2008 include an additional $3 million provision to write down the value of ABCP.  This increased the provision from 10% to 30% on $17 million of ABCP that we hold. The second quarter of 2007 included a $6 million valuation provision related to Lumira Capital Corp. Both of these were treated as adjusting items.  The 2007 $2 million charge related to restructuring in the corporate functions was also an adjusting item.

In the second quarter of 2008 net interest expense was $2 million compared to net interest income of $2 million in the second quarter of 2007.  The $4 million decrease is primarily a result of lower interest earned on lower cash balances.

Income taxes
Our effective tax rate this quarter was 31%. Our tax expense was reduced by $2 million of tax credits relating to research and development that we recognized during the quarter.  The tax benefit recorded this quarter on the ABCP provision reflects the fact that any tax loss arising on ABCP will be treated as a capital loss.

Discontinued Operations
The results of our discontinued businesses for the second quarter of 2007 were as follows:
	Second Quarter	Year-to-date
	2008	2007	2008	2007
Net revenues	$-	$20	$-	$95
Cost of revenues		(12)		(58)
Selling, general and administration		(6)		(15)
Operating income	-	2	-	22
Gain on sale of discontinued operations		905		905
Interest income		-		1
Income taxes		(114)		(117)
Minority interest		(1)		(4)
Equity earnings		-		1
Income from discontinued operations	-	792	-	808
Basic EPS from discontinued operations	$-	$5.77	$-	$5.73

The results from discontinued operations for 2007 reflect only the Canadian diagnostic services business.

Liquidity and Capital Resources

	April 30, 2008	October 31, 2007	Change
Cash, cash equivalents and short-term investments	$139	$337	(59%)
Operating working capital[1]	$125	$59	112%
Current ratio (excludes net assets held for sale)	$1.9	$1.6	19%
1 Our measure of operating working capital equals accounts receivable plus unbilled revenue and inventory less accounts payable, accrued liabilities, and current deferred revenue.

During the second quarter of 2008, $5 million of cash was used, including $12 million related to share repurchases under our NCIB. For the first six months of 2008, $198 million of cash and short-term investments were utilized including $89 million of scheduled long-term debt principle and interest repayments, $65 million of income taxes related to the 2007 gain on the sale of the diagnostics business, an increase in operating working capital as a result of year end compensation payouts and decreases in our accounts payable balances.  The increase in the current ratio is primarily attributable to the reduction of current liabilities related to the payment of long term debt and income taxes payable and the movement of a $73 million note receivable to current.

We expect to have net operating cash inflows for the remainder of fiscal 2008.  Expected cash outflows include FDA–related reimbursements to our customers and the payment of severance obligations associated with restructuring activities. In addition to cash generated by operations and cash on hand, we have available a C$500 million, five-year, committed, revolving credit facility, that expires in July, 2010, to fund our liquidity requirements. There were no borrowings under this facility as at April 30, 2008.

Cash used by investing activities for continuing operations totalled $13 million for the second quarter of 2008, compared to outflows of $599 million for the second quarter of 2007, of which $603 million is related to the MD acquisition.  Capital expenditures for the quarter totalled $15 million, compared to $7 million of expenditures in the second quarter of 2007.

Financing activities (excluding discontinued operations) used $10 million of cash in the quarter, primarily driven by $12 million of purchases under our existing NCIB during the quarter which retired 0.6 million Common shares representing less than 1% of our outstanding Common shares. Cash used in financing activities for the prior year of $437 million included a $441 million share repurchase.

We believe that cash flow generated from operations, coupled with available borrowings from existing financing sources, will be sufficient to meet our anticipated requirements for operations, capital expenditures, research and development expenditures, FDA settlements, restructuring costs and potential acquisitions in 2008.  At this time, we do not reasonably expect any presently known trend or uncertainty to affect our ability to access our current sources of cash.  We remain in compliance with all covenants for our senior unsecured notes and our bank credit facility.  In the third quarter of 2008, we received $15 million in cash from the May 1, 2008 sale of our external beam therapy and self-contained irradiator product lines.

Asset Backed Commercial Paper (ABCP)
The Company owns investments in non-bank sponsored ABCP issued by two trusts with an original cost of $17 million. These investments matured in September 2007, but as a result of liquidity issues in the ABCP market, they did not settle at maturity.

In September 2007, a Pan-Canadian Investors Committee for Third Party Asset Backed Commercial Paper (the Committee) was formed to propose a solution to the liquidity problem in the ABCP market.

At that time, the Company performed a probability-weighted discounted cash flow adjustment valuation reflecting the uncertainties in the timing and the amount of its investment to be recovered. This analysis was performed for both a short-term and long-term hold scenario and based on this, MDS took a provision of 10% or $2 million in the fourth quarter 2007.

In March 2008, the Committee filed with the Ontario Superior Court of Justice a restructuring arrangement to convert the ABCP into various long-term floating rate notes with maturities matching the maturities of the underlying assets. A substantial majority of ABCP holders voted in favour of the Committee’s restructuring plan, subject to final judicial approval.  The Company has revised its valuation of its investment in ABCP to reflect the additional information available in the market and to consider the impact of the Committee’s restructuring plan to convert the ABCP into various long-term floating rate notes with revised maturities. The DBRS rating for the majority of the new notes is expected to be AA and BB.

The Company has continued to use a scenario-based probability-weighted discounted cash flow approach to value its investment at April 30, 2008 which considered the revised credit quality of the investments, estimated renegotiated maturity dates of approximately five to eight years, estimated coupon rates of 3.1% to 3.6% and estimated restructuring fees. As a result of this valuation, the Company revised its fair value estimates for the ABCP it holds to be 70% of the face value. As a result, in the second quarter of  2008 an additional provision of $3 million was recorded to bring the total reserve to $5 million or 30% of face value.

Contractual Obligations
There have been no material changes in contractual obligations since October 31, 2007 and there has been no substantive change in any of our long-term debt or other long-term obligations since that date.  We have not entered into any new guarantees of the debt of third parties, nor do we have any off-balance sheet arrangements.

Derivative Instruments
We use derivative financial instruments to manage our foreign currency and interest rate exposure.  These instruments consisted of forward foreign exchange and option contracts and interest rate swap agreements entered into in accordance with established risk management policies and procedures.  All derivative instrument contracts are with banks listed on Schedules I to III to the Bank Act (Canada) and the Company utilizes financial information provided by these banks to assist in the determination of fair market values of the financial instruments.

The net mark-to-market value of all derivative instruments at April 30, 2008 was a liability of $2 million.

In addition to the above derivatives, isotope supply agreements include terms that result in the creation of an embedded currency derivative under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”.  The fair value of this derivative at April 30, 2008 is an asset of $2 million.

Capital Structure
	April 30 2008	October 31 2007	Change
Long-term debt	$300	$384	(22%)
Less: cash and cash equivalents and short-term investments	(139)	(337)	(59%)
Net debt	161	47	243%
Shareholders’ equity	1,837	1,897	(3%)
Capital employed[1]	$1,998	$1,944	3%
1 Capital employed is a measure of how much of our net assets is financed by debt and equity.

Long-term debt decreased $84 million primarily due to $80 million of repayment of the long-term debt in the first quarter 2008 and the revaluation of our Canadian dollar dominated long-term debt to reflect the strength of the US dollar at the end of the second quarter of 2008, compared to our 2007 fiscal year end.

Quarterly Highlights
Following is a summary of selected financial information derived from the Company’s unaudited interim period consolidated financial statements for each of the eight most recently completed quarters.  This financial data has been prepared in accordance with US GAAP and prior periods have been restated to reflect the discontinuance of the operations discussed above.

[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Apr 2008	Jan 2008	Oct 2007	July 2007
Net revenues	$1,237	$326	$296	$307	$308
Operating income (loss)	(1)	8	$(6)	$1	$(4)

Income from continuing operations	$50	$11	$17	$15	$7
Net income	$48	$11	$17	$13	$7
Earnings per share from continuing operations
Basic and diluted	$0.41	$0.09	$0.14	$0.12	$0.06
Earnings per share
Basic	$0.39	$0.09	$0.14	$0.11	$0.05
Diluted	$0.39	$0.09	$0.14	$0.11	$0.05
[millions of US dollars, except earnings per share]
	Trailing Four Quarters	Apr 2007	Jan 2007	Oct 2006	July 2006
Net revenues	$995	$263	$241	$250	$241
Operating income (loss)	$(129)	$(96)	$(9)	$(3)	$(21)

Income (loss) from continuing operations	$(45)	$(55)	$-	$12	$(2)
Net income	$812	$737	$16	$45	$14
Earnings (loss) per share from continuing operations
Basic and diluted	$(0.33)	$(0.40)	$0.00	$0.08	$(0.01)
Earnings per share
Basic	$5.88	$5.37	$0.11	$0.30	$0.10
Diluted	$5.86	$5.35	$0.11	$0.30	$0.10

Items that impact the comparability of operating income include:
•	Results for the quarter ended April 30, 2008 reflect income of $10 million from the reduction of the FDA provision
•	Results for the quarter ended January 31, 2008 reflect a $11 million gain from the reduction of future Canadian income tax rates
•
Results for the quarter ended April 30, 2007 reflect a $792 million net gain from the sale of our diagnostics businesses, 41 days of operating results of Molecular Devices, $61 million of charges related to assisting clients in respect to the FDA review, and $25 million of restructuring charges.

•	Results for the quarter ended January 31, 2007 reflect the impact of restructuring charges totalling $13 million.

Outlook
In recent quarters, we have seen strong growth in new order wins at MDS Pharma Services including $342 million in new orders reported in the first half of 2008. While we expect these new orders to begin driving increased revenue in the second half of 2008, attention continues to be focused on restoring profitability by streamlining and strengthening the solid platforms we have throughout our business.  We are continuing to invest in building our global business development capability to accelerate growth in key global markets. This has included hiring experienced staff, new sales incentive programs, training and a focus on winning more profitable business.  These initiatives include corresponding growth investments in facilities such as our Phoenix Phase I facility and our Beijing central laboratory, as well as investments in customer-facing systems designed to achieve our On-Time, High-Quality brand promise.  At the same time, we have streamlined our infrastructure through our restructuring initiatives announced in 2007.  These savings have allowed us to offset the unfavorable impact of inflation and foreign exchange while we incur the above investments to drive growth.  We anticipate increases in adjusted EBITDA in the second half of 2008 and beyond as higher revenues from our increasing backlog leveraged this improved cost structure.  In addition, we will continue to implement new productivity initiatives to further improve profitability.

MDS Nordion returned to more traditional levels of revenue and adjusted EBITDA in the second quarter of 2008 after a first quarter disruption in the supply of medical isotopes, related to the shutdown of our supplier’s reactor and cobalt shipment delays in the Asia region.  We remain encouraged by the ongoing global expansion of our TheraSphere® product line and continue to seek new partnerships for growth in medical isotopes. Our expanded contract for cobalt supply with Rosenergoatom positions MDS Nordion well to serve continued growth in cobalt sterilization demand in the long term. We are encouraged by the projected outlook for expected growth in our global markets and we are focusing on being positioned in these markets to capitalize on these opportunities.

On May 16, 2008, AECL and the Government of Canada publicly announced their intention to discontinue the development work on the MAPLE reactors.  At the same time, AECL and the Government of Canada also publicly announced that they will continue to supply medical isotopes from the current NRU, and will pursue a license extension of the NRU operation past its current expiry date of October 31, 2011.  MDS Nordion is assessing the situation and intends to take appropriate steps to protect the interest of patients, its customers and its shareholders.

Our integration of MDS Analytical Technologies is tracking well to plan and MD exceeded our first year target of $190 million in revenue, reaching $220 million. MD adjusted EBITDA for the first twelve months was $46 million and met our first year target for adjusted EBITDA of between $45 million and $50 million.

In the past quarter at MDS Analytical Technologies, we have begun to see deferrals of capital expenditures for high-end instruments by pharmaceutical customers.  This has negatively affected our second quarter results as these high-end instruments also command higher margins.  We expect this market softness to continue into the second half 2008.

In order to improve our profitability we are evaluating a number of cost-reduction activities to be implemented in the third quarter of 2008.  Primarily as a result of softening demand for high-end instruments in the pharmaceutical markets and a delay in achieving targeted profitability at MDS Pharma Services, we have revised our guidance as outlined in the table below.

MDS Inc.
2008 Guidance

[millions of US dollars, except earnings per share]
	2007 Actual Results	Revised 2008 Guidance	Initial 2008 Guidance
Total Revenues	$1,210	$1,350 - 1,400	$1,350 – 1,410
Net Revenue	$1,119	$1,250 – 1,290	$1,250 – 1,300
Adjusted EBITDA	$145	$160 – 170	$175 - 185
Adjusted EPS	$0.34	$0.27 – 0.33	$0.37 – 0.43
Income (loss) from continuing operations	$(33)	$45 - 55	$55 - 65
Basic EPS	$(0.25)	$0.37 – 0.45	$0.45 – 0.53
Capital Expenditures	$71	$60 – 70	$65 - 75
Effective tax rate	41%	10- 20%	0 – 10%

Our revised 2008 guidance is based on the following assumptions:

Net revenues for 2008 are expected to grow in the range of 12% - 15% based on:  the net impact of the Molecular Devices acquisition, foreign exchange, the divestiture of the MDS Nordion external beam therapy and self-contained irradiator product lines, and increased revenues across all three business units due to expected market growth and improved sales execution.  The decline in the higher end of the guidance range by $10 million from our Initial 2008 Guidance issued on February 21, 2008 to our Revised 2008 Guidance is primarily a result of lower expected revenue in MDS Analytical Technologies as pharmaceutical customers have started to reduce capital expenditures.  Total revenue is a GAAP measure that includes a forecast for reimbursement revenues, which are then excluded from the calculation of net revenues.

Adjusted EBITDA is expected to grow at 10% to 17% and to be in the range of $160 - $170 million driven by:  productivity improvements, particularly in MDS Pharma Services, revenue growth across MDS, and the full-year impact of the acquisition of Molecular Devices.  The $15 million decline in the low and high end of our range in adjusted EBITDA guidance from our Initial 2008 Guidance to our Revised 2008 Guidance is a result of lower than expected demand from our pharmaceutical customers on large instruments which results in lower gross profit and lower equity earnings from our joint venture, and a delay in achieving targeted profitability at MDS Pharma Services.  For 2008, the adjusting items used in calculating adjusted EBITDA include; the revision of our best estimate of the remaining FDA provision, the provision for ABCP, the loss on the sale of MDS Nordion’s divested product lines and certain other items.

Adjusted earnings per share (adjusted EPS) for 2008 are expected to be in the range of $0.27 – $0.33.  In addition to the adjusting items outlined above, adjusted EPS also excludes an expected 2008 gain on deferred taxes associated with future Canadian income tax rates.

Income from continuing operations and basic EPS for 2008 primarily reflects adjusted EBITDA growth and the income tax gain described above.

Capital expenditures in 2008 are expected to be lower than 2007 as we are reducing spending based on lower forecast profitability for the remainder of the year.

The expected effective tax rate in 2008 is in the range of 10% – 20% reflecting an expected gain associated with the reduction of future Canadian income tax rates, the use of foreign tax loss carry-forwards and research and development investment tax credits.  The expected effective tax rate range is ten percentage points higher in our Revised 2008 Guidance compared to our Initial 2008 Guidance due to changes in earnings and a lower than expected gain associated with the reduction of future Canadian income tax rates.

Our income from continuing operations and basic EPS could be materially reduced, including the possibility of a significant loss in 2008, if we determine there is an impairment of the intangible asset associated with the MAPLE reactors or if we implement a significant second half restructuring plan as part of cost reduction initiatives.  The above items could also affect our effective tax rate.

Canadian GAAP Reconciliation
Note 19 to our consolidated financial statements for the second quarter of 2008 contains a reconciliation of results reported in US GAAP to the results based on Canadian GAAP.  The material reconciling items for net income in the quarter are deferred development costs that are capitalized for Canadian GAAP purposes and expensed under US GAAP, a difference in the methodologies used to value certain stock-based compensation programs and certain contracts that under US GAAP have an embedded derivative associated with them.  In the second quarter of 2007 the differences relate to treatment of Income Tax Credits, deferred development costs and stock-based compensation plans.

Our Canadian Supplement to this MD&A provides descriptions and reconciliations of the material differences between this MD&A based on US GAAP and the financial information for the quarter based on Canadian GAAP

 Accounting Changes
In July 2006, the US Financial Accounting Standards Board (FASB) issued FASB interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”. FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing the recognition threshold a tax position is required to meet before being recognized in the financial statements.  It also provides guidance on de-recognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition.  FIN 48 was adopted by the Company in the first quarter of fiscal 2008.  We adopted FIN 48 in the first quarter of 2008 and we did not have to record any change to liabilities for uncertain tax positions.  For additional information see Note 2 of our unaudited interim financial statements.

Recent Accounting Pronouncements
 In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on November 1, 2008. The Company is currently evaluating the effect that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective fiscal 2009 and is currently evaluating the effect of the adoption of SFAS 159.  The adoption is not expected to have a material impact on the consolidated results of operations and financial condition.

In December 2007, the FASB issued SFAS No. 141R, “Business Combinations” a substantial amendment to SFAS 141. The objective of this Statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions after October 31, 2009.  The Company is currently evaluating the effect that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements— an Amendment of ARB No. 51”. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. MDS does not consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expected to have a material impact on its consolidated results of operations and financial condition.

In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement 133 (SFAS 133).  SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  MDS plans to adopt the provisions of SFAS 161 on February 1, 2009.

In April 2008, the FASB issued Financial Statement Position SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (“FSP 142-3”). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets.  FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption is not expected to have a material impact on the consolidated results of operations and financial position.

International Financial Reporting Standards
We have been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) have recently confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  The CSA in a Concept Paper released on February 13, 2008, provided a tentative conclusion that allows domestic issuers who are also Securities and Exchange
Commission (SEC) registrants, like MDS, to continue to report under US GAAP for a further two years from the transition date for domestic issuers.  Separately, the SEC in late 2007 also eliminated the requirement of reconciling financial statements to US GAAP for foreign private issuers that file under IFRS, effective November 15, 2007.

We adopted US GAAP as our primary reporting standard for our consolidated financial statements in fiscal 2007.  We commenced reporting under US GAAP to improve the comparability of our financial information with that of our competitors, the majority of whom are US-based multinational companies that report under US GAAP.  If current proposals by the CSA are approved without changes, the earliest we will be required to adopt IFRS as our primary reporting standard will be in fiscal 2014.  We may adopt IFRS as our primary reporting standard earlier if the SEC either requires domestic registrants in the US to transition to IFRS prior to fiscal 2014 or if it permits domestic registrants to voluntarily adopt IFRS prior to fiscal 2014 and the majority of our competitors commence to report under IFRS.

Internal Control over Financial Reporting
As a result of our internal controls review during the preparation of our 2007 annual financial statements, we concluded that effective internal control over financial reporting was not maintained with respect to accounting for and disclosure of the fair value of compensation expense and period-end liabilities for certain stock-based incentive compensation plans.  As this error resulted in a material audit adjustment to our statements for fiscal 2007 and a restatement of the 2007 interim financial statements to correct the Canadian to US GAAP reconciliation tables in the notes to the financial statements, we concluded that this constituted a material weakness in the Company’s internal control over financial reporting and that the Company’s internal control over financial reporting was not effective as at October 31, 2007.  Although we believe that the reported material weakness is narrow in scope and that it does not have a pervasive impact on internal control over financial reporting at MDS, we will continue to evaluate our internal control over financial reporting on an ongoing basis and will upgrade and enhance internal control over financial reporting as needed.

To address the identified material weakness, management implemented measures in the first quarter of 2008 to remediate the control deficiency, including review of certain stock-based incentive compensation plans with third-party compensation experts, the calculation of fair value for these plans using a Monte Carlo simulation, and a review of accounting regulations for stock-based compensation plans with third-party accounting experts.  These measures have strengthened internal control associated with the calculation and reporting of the fair value of stock-based incentive compensation plan liability and expense. These measures were implemented prior to the preparation of the financial statements for the quarter ended January 31, 2008 and will be subject to the Company’s assessment of internal controls in fiscal 2008.

Consolidated Statements of Financial Position [unaudited]

As at April 30 with comparatives at October 31 [millions of US dollars]	2008	2007 Restated (Note 2)
Assets
Current Assets
Cash and cash equivalents	$139	$235
Short-term investments	-	102
Accounts receivable, net	260	287
Note receivable	73	-
Unbilled revenue	111	99
Inventories, net	117	128
Income taxes recoverable	56	54
Current portion of deferred tax assets	47	45
Prepaid expenses and other	32	22
Assets held for sale	27	1
Total Current Assets	862	973

Property, plant and equipment, net	364	386
Deferred tax assets	31	4
Long-term investments and other	178	290
Goodwill	799	782
Intangible assets, net	510	583
Total Assets	$2,744	$3,018

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$288	$384
Current portion of deferred revenue	75	71
Income taxes payable	16	57
Current portion of long-term debt	20	94
Current portion of deferred tax liabilities	33	10
Liabilities related to assets held for sale	12	-
Total Current Liabilities	444	616

Long-term debt	280	290
Deferred revenue	14	17
Other long-term obligations	30	30
Deferred tax liabilities	139	168
Total Liabilities	907	1,121

Shareholders’ Equity
Common shares, at par – Authorized shares: unlimited; Issued and outstanding shares: 122,036,150 and 122,578,331 for April 30, 2008 and October 31, 2007, respectively.	494	493
Additional paid-in capital	75	72
Retained earnings	858	842
Accumulated other comprehensive income	410	490
Total shareholders’ equity	1,837	1,897
Total liabilities and shareholders’ equity	$2,744	$3,018
Incorporated Under The Canada Business Corporations Act
See accompanying notes.

Consolidated Statements of Operations
[unaudited]

	Three months ended April 30		Six months ended April 30
[millions of US dollars, except per share amounts]	2008	2007 Restated (Note 2)	2008	2007 Restated (Note 2)
Revenues
Products	$169	$129	$320	$234
Services	157	134	302	270
Reimbursement revenues	24	23	50	46
Total revenues	350	286	672	550
Costs and expenses
Direct cost of products	(106)	(83)	(201)	(154)
Direct cost of services	(101)	(82)	(193)	(172)
Reimbursed expenses	(24)	(23)	(50)	(46)
Selling, general and administration	(75)	(61)	(139)	(115)
Research and development	(22)	(16)	(42)	(28)
Depreciation and amortization	(23)	(18)	(50)	(32)
Restructuring charges - net	(1)	(25)	(1)	(38)
Other income (expenses) - net	10	(74)	6	(70)
Total costs and expenses	(342)	(382)	(670)	(655)
Operating income (loss) from continuing operations	8	(96)	2	(105)
Interest expense	(6)	(8)	(12)	(14)
Interest income	4	10	10	14
Mark-to-market on interest rate swaps	-	1	2	1
Equity earnings	10	11	24	25
Income (loss) from continuing operations before income taxes	16	(82)	26	(79)
Income tax (expense) recovery
- current	(3)	31	(25)	29
- deferred	(2)	(4)	27	(5)
Income (loss) from continuing operations	11	(55)	28	(55)

Income from discontinued operations – net of income tax	-	792	-	808
Net income	$11	$737	$28	$753

Basic earnings (loss) per share
- from continuing operations	$0.09	$(0.40)	$0.23	$(0.39)
- from discontinued operations	-	5.77	-	5.73
Basic earnings per share	$0.09	$5.37	$0.23	$5.34

Diluted earnings (loss) per share
- from continuing operations	$0.09	$(0.40)	$0.23	$(0.39)
- from discontinued operations	-	5.75	-	5.72
Diluted earnings per share	$0.09	$5.35	$0.23	$5.33
See accompanying notes

Consolidated Statements of Comprehensive Income
[Unaudited]

	Three months ended April 30		Six months ended April 30
	2008	2007 Restated (Note 2)	2008	2007 Restated (Note 2)
Net income	$11	$737	$28	$753
Foreign currency translation	(1)	41	(75)	28
Unrealized gain (loss) on available-for-sale assets	-	-	1	(3)
Unrealized gain (loss) on derivatives designated as cash flow hedges, net of tax	-	5	(4)	5
Reclassification of realized losses	-	(2)	-	(2)
Repurchase and cancellation of Common shares	(1)	(33)	(2)	(33)
Other comprehensive income (loss)	$(2)	$11	$(80)	$(5)
Comprehensive income (loss)	$9	$748	$(52)	$748

Consolidated Statements of Cash Flows
[Unaudited]

Three months ended April 30			Six months ended April 30
[millions of US dollars]	2008	2007 Restated (Note 2)	2008	2007 Restated (Note 2)
Operating activities
Net income	$11	$737	$28	$753
Less: Income from discontinued operations – net of tax	-	792	-	808
Income (loss) from continuing operations	11	(55)	28	(55)
Adjustments to reconcile net income to cash provided (used in) operating activities relating to continuing operations:
Items not affecting current cash flow	(1)	132	29	160
Changes in non-cash operating assets and liabilities balances relating to operations	(24)	34	(128)	1
Cash provided by (used in) operating activities of continuing operations	(14)	111	(71)	106
Cash used in operating activities of discontinued operations	-	(69)	-	(53)
	(14)	42	(71)	53
Investing activities
Acquisitions	(2)	(603)	(2)	(603)
Purchase of property, plant and equipment	(15)	(7)	(28)	(16)
Proceeds on sale of property, plant and equipment	2	-	3	-
Proceeds on sale of short-term investments	-	25	101	151
Purchases of short-term investments	-	(15)	-	(37)
Proceeds on sale of long-term investment	4	2	7	13
Other	(2)	(1)	(2)	-
Cash provided by (used in) investing activities of continuing operations	(13)	(599)	79	(492)
Cash provided by investing activities of discontinued operations	-	929	-	929
	(13)	330	79	437
Financing activities
Repayment of long-term debt	(1)	(1)	(81)	(7)
Decrease in deferred revenue and other long-term obligations	(1)	(1)	-	-
Payment of cash dividends	-	-	-	(3)
Issuance of shares	4	6	5	10
Repurchase of shares	(12)	(441)	(17)	(441)
Cash used in financing activities of continuing operations	(10)	(437)	(93)	(441)
Cash used in financing activities of discontinued operations	-	-	-	(2)
	(10)	(437)	(93)	(443)
Effect of foreign exchange rate changes on cash and cash equivalents	32	28	(11)	4
Net increase (decrease) in cash and cash equivalents during the period	(5)	(37)	(96)	51
Cash and cash equivalents, beginning of period	144	335	235	247
Cash and cash equivalents, end of period	$139	$298	$139	$298
See accompanying notes

Notes to Unaudited Consolidated Financial Statements
[A ll tabular amounts in millions of US dollars, except where noted]

1.	Basis of Presentation

The accompanying unaudited consolidated financial statements have been prepared by the Company in United States (US) dollars and in accordance with US generally accepted accounting principles (US GAAP) for interim financial reporting, which do not conform in all respects to the requirements of US GAAP for annual financial statements.  Accordingly, these condensed notes to the unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto prepared in accordance with US GAAP that are contained in the Company’s amended Annual Report for the fiscal year ended October 31, 2007, filed on January 29, 2008 with the US Securities and Exchange Commission, the Ontario Securities Commission, and other securities regulatory authorities in Canada.  These interim consolidated financial statements have been prepared using accounting policies that are consistent with the policies used in preparing the Company’s audited consolidated financial statements for the year ended October 31, 2007.   There have been no material changes to the Company’s significant accounting policies since October 31, 2007, except as described below under “Recently Adopted Accounting Pronouncements”.  These policies are consistent with accounting principles generally accepted in Canada (Canadian GAAP) in all material respects except as described in Note 19.

Use of Estimates
In preparing the Company’s consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods.  Actual results could differ from these estimates and the operating results for the interim periods presented are not necessarily indicative of the results expected for the full year.

On an ongoing basis, management reviews its estimates to ensure that these estimates appropriately reflect changes in the Company’s business and new information as it becomes available.  If historical experience and other factors used by management to make these estimates do not reasonably reflect future activity, the Company’s results of operations and financial position could be materially impacted.

2.	Changes Affecting Fiscal 2008 Consolidated Financial Statements

a.	Restatement of 2007 Interim Financial Statements
During the preparation of the 2007 annual financial statements, an error was identified in the US GAAP reconciliation provided as part of the fiscal 2007 interim financial statements with respect to certain stock-based incentive compensation plans for which an incorrect valuation methodology was utilized.  The Company has corrected this error by restating selling, general and administration expenses for the three months ended April 30, 2007 with a reduction of $1 million in the accompanying quarterly consolidated financial statements and reducing the value of accrued liabilities by a similar amount.  The Canadian GAAP financial statements previously reported were not impacted by the change, except for the reconciliation to US GAAP (see Note 19).

 b.      Recently adopted accounting pronouncements
On November 1, 2007, the Company adopted the provisions of the US Financial Accounting Standards Board (FASB) interpretation No. 48 (FIN 48), “Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109”.   FIN 48 clarifies accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold of more likely than not to be sustained upon audit examination.  As a result of the implementation an adjustment to the liability for unrecognized tax benefits was not required; accordingly, no adjustment was made to opening retained earnings at November 1, 2007.

At February 1, 2008, the total amount of unrecognized tax benefits, including interest and penalties, was $28 million.  Of these unrecognized tax benefits, $21 million, if recognized, would favourably affect the effective income tax rate in the future.  The amount of unrecognized tax benefits at April 30, 2008, including interest and penalties, is $29 million.

The Company accrues interest and penalties relating to unrecognized tax benefits in its provision for income taxes.  As of February 1, 2008, the balance of accrued interest and penalties was $5 million.  During the quarter there was an increase to the liability for interest and penalties by approximately $1 million.

MDS is subject to taxation in Canada and the US, its principal jurisdictions, and in numerous other countries around the world.  With few exceptions, MDS is no longer subject to examination by Canadian tax authorities for tax years before 2002, while most tax returns for 2002 and beyond remain open for examination.  Tax returns filed in the US generally are not subject to examination for years before 2003, while 2003 and subsequent US tax filings generally remain open for audit by tax authorities.  In certain circumstances, selective returns in earlier years are also open for examination.

3.	Recent US Accounting Pronouncements

a.      In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements”. SFAS 157 provides guidance for using fair value to measure assets and liabilities. It also responds to investors’ requests for expanded information about the extent to which companies measure assets and liabilities at fair value, the information used to measure fair value, and the effect of fair value measurements on earnings. SFAS 157 applies whenever other standards require (or permit) assets or liabilities to be measured at fair value, and does not expand the use of fair value in any new circumstances. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and is required to be adopted by the Company on November 1, 2008. The Company is currently evaluating the effects that the adoption of SFAS 157 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

b.           In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities Including an Amendment of FASB Statement No. 115”. This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company is required to adopt the provisions of SFAS 159 effective fiscal 2009 and is currently evaluating the effects of the adoption of SFAS 159.  The adoption is not expected to have a material impact on the consolidated results of operations and financial condition.

c.      In December 2007, the FASB issued SFAS No. 141R, “Business Combinations”, a substantial amendment to SFAS 141. The objective of this statement is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. To accomplish that, this statement establishes principles and requirements for how the acquirer: a) recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any non-controlling interest in the acquiree; b) recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase; and c) determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The Company is required to adopt the provisions of SFAS 141R effective for acquisitions after October 31, 2009.  The Company is currently evaluating the effects that the adoption of SFAS 141R will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

d.      In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements— an Amendment of ARB No. 51”. SFAS 160 is effective for fiscal years beginning after December 15, 2008. The objective of this Statement is to improve the relevance, comparability, and transparency of the financial information that a reporting entity provides in its consolidated financial statements related to the non-controlling interest held by others in entities that are consolidated by the reporting entity. MDS does not consolidate entities with material non-controlling interests and the provisions of SFAS 160 are not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

e.      In March 2008, the FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – An Amendment of FASB Statement 133 (SFAS 133) SFAS 161 is effective for fiscal years and interim periods beginning after November 15, 2008.  MDS plans to adopt the provisions of SFAS 161 on February 1, 2009.

f.      In April 2008, the FASB issued Financial Statement Position SFAS 142-3, “Determination of the Useful Life of Intangible Assets” (FSP 142-3). FSP 142-3 provides guidance with respect to estimating the useful lives of recognized intangible assets acquired on or after the effective date and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets.  FSP 142-3 is effective for fiscal years and interim periods beginning after December 15, 2008. The adoption is not expected to have a material impact on the Company’s consolidated results of operations and financial condition.

g.      MDS has been monitoring the deliberations and progress being made by accounting standard setting bodies and securities regulators both in Canada and the United States with respect to their plans regarding convergence to International Financial Reporting Standards (IFRS).  The Accounting Standards Board in Canada and the Canadian Securities Administrators (CSA) have recently confirmed that domestic issuers will be required to transition to IFRS for fiscal years beginning on or after January 1, 2011.  The CSA in a Concept Paper released on February 13, 2008, provided a tentative conclusion that allows domestic issuers who are also Securities and Exchange Commission (SEC) registrants, like MDS, to continue to report under US GAAP for a further two years from the transition date. Separately, the SEC in late 2007 also eliminated the requirement of reconciling financial statements to US GAAP for foreign private issuers that file under IFRS effective November 15, 2007.

MDS adopted US GAAP as the primary reporting standard for the Company’s consolidated financial statements in fiscal 2007.  MDS commenced reporting under US GAAP to improve the comparability of the financial information with that of its competitors, the majority of whom are US-based multinational companies that report under US GAAP.  If current proposals by the CSA are approved without changes, the earliest the company will be required to adopt IFRS as the primary reporting standard will be in fiscal 2014.  MDS may adopt IFRS as the primary reporting standard earlier if the SEC either requires domestic registrants in the US to transition to IFRS prior to fiscal 2014 or if it permits domestic registrants to voluntarily adopt IFRS prior to fiscal 2014 and the majority of the Company’s competitors commence to report under IFRS.

4.	Acquisitions

a.      Acquisition of Molecular Devices Corporation
On March 20, 2007, MDS completed a tender offer which resulted in the Company acquiring all of the outstanding shares of Molecular Devices Corporation (MD), a leading provider of high-performance measurement tools for high content screening, cellular analysis and biochemical testing.

MD is principally involved in the design, development, manufacture, sale and service of bioanalytical measurement systems that accelerate and improve drug discovery and other life sciences research.  The Company acquired MD primarily to add their leading-edge products to those of MDS Sciex and to strengthen the Company’s position as one of the top global providers of analytical instrumentation and related products marketed to life sciences customers.  The operations for this acquisition are reported within the results of the Company’s MDS Analytical Technologies segment (which combines MD with the previous analytical instruments segment) in the consolidated financial statements from the date of acquisition.

The aggregate purchase consideration (net of cash acquired of $21 million) was $600 million, paid in cash from existing cash on hand.  Included in the consideration was $27 million cash cost to buy back outstanding in-the-money options of MD at the closing date of acquisition.  Direct and incremental third party acquisition costs associated with the acquisition and included in the aggregate purchase consideration were $7 million.

The acquisition has been accounted for as a purchase in accordance with SFAS No. 141, and the Company has accordingly allocated the purchase price of the acquisition based upon the estimated fair values of the assets acquired and liabilities assumed.

The purchase price and related allocations were finalized in the second quarter of 2008 as follows:

April 30, 2008		October 31, 2007
Net tangible assets	$21	$15
Developed technologies (five-year weighted average useful life)	161	161
Brands	30	60
Goodwill	388	364
Total purchase price	$600	$600

Since October 31, 2007, the principal change in the purchase price allocation relates to a lower value placed upon acquired brands of $30 million.  The following table summarizes the components of the net tangible assets acquired at fair value:

	April 30, 2008	October 31, 2007
Inventories	$40	$40
Property, plant and equipment	12	12
Other assets and liabilities, net	(31)	(37)
Net tangible assets acquired	$21	$15

The value of brands decreased due to shortened estimates of useful lives as the final valuation of intangibles was completed in the second quarter.  Net tangible assets increased as a result of the final valuation of deferred revenue being completed in the second quarter and there was a decrease in the deferred tax liability recorded following a decrease in the brand value.  The changes in fair values were reflected in the adjustment of the goodwill balance.

Pro forma information

The following unaudited pro forma information is provided for MDS assuming the acquisition of MD occurred on November 1, 2006.
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Revenues	$350	$308	$672	623
Income (loss) from continuing operations, net of income taxes	11	(75)	28	(78)
Income from discontinued operations, net of income taxes	-	792	-	808
Net income	$11	$717	$28	$730
Earnings per share
Basic	$0.09	$5.08	$0.23	$5.17
Diluted	$0.09	$5.07	$0.23	$5.16

The information presented above is for illustrative purposes only and is not indicative of the results that would have been achieved had the acquisition taken place as of the beginning of the earliest period presented.

b.	Other acquisition
In December 2007, MDS acquired 100% of the stock of a small company that is in the process of developing a complimentary product to our MDS Analytical Technologies product portfolio.  Consideration for the transaction was $2 million net of cash acquired, plus an additional $2 million in cash payments expected in 2008 which have been placed in escrow according to the agreement.   The additional $2 million payment included in prepaid expenses and other is contingent on the retention of certain key employees and the completed validation of the functionality and technical specification of prototypes of the product acquired.

The purchase price and related allocations have not been finalized and may be revised as a result of adjustments made to the purchase price, additional information regarding liabilities assumed, and revisions of preliminary estimates of fair values made at the date of purchase.  In connection with the fair valuing of the assets acquired and liabilities assumed, MDS performed assessments of intangible assets using customary valuation procedures and techniques.  A preliminary value of $1 million was assigned to in-process research and development which has been expensed accordingly.

5.	Discontinued Operations and Assets Held for Sale

a.      In November 2007, the Company signed an agreement to sell its external beam therapy and self-contained irradiator product lines.  The sale closed effective May 1, 2008 and a purchase price adjustment and closing costs will be finalized in the third quarter.  Under the terms of this agreement, Best Medical International Inc., a provider of radiotherapy and oncology products, purchased MDS Nordion’s external beam therapy and self-contained irradiator product lines for $15 million in cash.  Best Medical International Inc. acquired these two product lines, which have combined annualized revenues of approximately $32 million and approximately 150 employees.  Once the Company made the decision to dispose of the product lines, the Company followed the guidance of SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets” and recorded a loss on sale of this business in the amount of $4 million in the first quarter of 2008.  Related to the disposal, $1 million of the loss was allocated to the impairment of goodwill.  In accordance with SFAS No. 88, ”Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits”, a pension curtailment gain of approximately $1 million was recorded as a result of the transfer of employees to Best Medical International Inc.  The related assets have been reclassified as assets held for sale as of the second quarter of 2008.

Assets held for sale and liabilities related to assets held for sale comprised:

	As at April 30	As at October 31
	2008	2007
Assets held for sale
Accounts receivable, net	$5	$-
Inventories, net	20	-
Property, plant and equipment, net	2	-
Long-term investments and other	-	1
Total assets held for sale	$27	$1

Liabilities related to assets held for sale
Accounts payable and accrued liabilities	$9	$-
Deferred revenue	3	-
Total liabilities related to assets held for sale	$12	$-

b.      In October 2006, the Company signed an agreement to sell its Canadian laboratory services business, MDS Diagnostic Services, in a C$1.325 billion transaction.  The sale of MDS Diagnostic Services closed in February 2007.  This strategic sale was designed to shift the Company’s business focus to the global life sciences market.

The results of discontinued MDS Diagnostic Services in the quarter and the six months ended April 30, 2007 were as follows:

	Second Quarter	Year-to-date
	2007	2007
Net revenues	$20	$95
Cost of revenues	(12)	(58)
Selling, general and administration	(6)	(15)
Operating income	2	22
Gain on sale of discontinued operations	905	905
Interest income	-	1
Income taxes	(114)	(117)
Minority interest	(1)	(4)
Equity earnings	-	1
Income from discontinued operations	$792	$808
Basic earnings per share from discontinued operations	$5.77	$5.73

6.	Inventories

	As at April 30	As at October 31
	2008	2007
Raw materials and supplies	$78	$83
Work-in process	23	34
Finished goods	30	26
	131	143
Allowance for excess and obsolete inventory	(14)	(15)
Inventories net	$117	$128

7.	Long-Term Investments and Other
	As at April 30,	As at October 31,
	2008	2007
Financial instrument pledged as security on long-term debt (note a)	$42	$46
Long-term notes receivable (note c)	40	125
Equity investments (note d)	6	10
Equity investments in joint ventures (note d)	23	38
Available for sale investments (note b)	16	24
Deferred pension assets	40	39
Other long-term investments	11	4
Venture capital investments	-	4
Long-term investments and other	$178	$290

a.	Fair value
The financial instrument pledged as security on long-term debt, which is classified as held to maturity, and the long-term notes receivable, have fair values that approximate their carrying value. Other long-term investments, excluding those classified as available for sale, are recorded at cost.

b.	Asset Backed Commercial Paper
Included with available for sale investments is an investment in non-bank sponsored asset backed commercial paper (ABCP) issued by two trusts with an original cost of $17 million. These investments matured in September 2007 but as a result of liquidity issues in the ABCP market, did not settle at maturity.  In September 2007, a Pan-Canadian Investors Committee for Third Party Asset Backed Commercial Paper (the Committee) was formed to propose a solution to the liquidity problem in the ABCP market.

Whilst no adjustment was recorded in the first quarter of 2008, an impairment loss of $2 million was recognized in the fourth quarter of fiscal 2007.  In March 2008, the Committee filed with the Ontario Superior Court of Justice a restructuring arrangement. The holders of ABCP voted in favour of the Committee’s restructuring plan. The Company has estimated the fair value of its investments in ABCP using all currently available information and assumptions that market participants would use in pricing such investments. The Company reviewed information provided by the Committee, JP Morgan, DBRS, current investment ratings, valuation estimates of the underlying assets and general economic conditions. Accordingly, the Company used a scenario-based probability-weighted discounted cash flow approach to value its investment at April 30, 2008 and recognized an impairment loss of $3 million in the second quarter of 2008 representing a 20% reduction of the face value of the investments and for a total write-down of $5 million representing a 30% reduction in the fair value of the investment.  A change in the estimate of the composition of the underlying assets may affect the face value of the investments in the future.

c.	Long-term notes receivable
In 2006, as a result of a comprehensive mediation process that resulted in an exchange of assets between the Company and Atomic Energy of Canada Limited related to the MAPLE reactor project, a long-term note receivable for $38 million after discounting was received by the Company.  This non-interest bearing note receivable is repayable over four years commencing in 2008.  The note receivable is net of an unamortized discount based on an imputed interest rate of 4.5%.  The value as at April 30, 2008 is $48 million, of which $8 million is included in prepaid expenses and other. The note receivable will be accreted up to its face amount of C$53 million over a period of four years.

A $73 million note receivable relating to the sale of the diagnostics business referred to in Note 5 was reclassified from long-term investments and other to note receivable as it is now due within one year.

d.	Equity investments
	As at April 30	As at October 31
	2008	2007
Lumira Capital Corp	$6	$10
MDS Sciex joint ventures	23	38
Equity investments	$29	$48

The Company accounts for its investments in significantly influenced companies and joint ventures using the equity method of accounting.

The Company owns 45.7% of the outstanding share capital of Lumira Capital Corp (“Lumira” – formerly MDS Capital Corp.)  Lumira is an investment fund management company that also has long-term investments in development – stage enterprises that have not yet earned significant revenues from their intended business activities or established their commercial viability.  The recovery of invested amounts and the realization of investment returns is dependent upon the successful resolution of scientific, regulatory, competitive, political and other risk factors, as well as the eventual commercial success of these enterprises.  These investments are subject to measurement uncertainty, and adverse developments could result in further write-downs of the carrying values.  In 2007, the Company wrote down this investment to its estimated fair value and recorded a provision of $6 million in other expenses.   In February 2008, the Company received $4 million in cash from Lumira as a distribution and reduction in stated capital.  The Company reduced its investment in Lumira accordingly.

8.	Restructuring Charges

An analysis of the activity in the provision through April 30, 2008 is as follows:
	Restructuring Charge	Cumulative drawdowns		Provision Balance at April 30, 2008
		Cash	Non-cash
2005:
Workforce reductions	$34	$(33)	$(1)	$-
Equipment and other asset write-downs – adjustment	7	-	(7)	-
Contract cancellation charges	10	(2)	(8)	-
	$51	$(35)	$(16)	$-
2006:
Workforce reductions	$1	$(1)	$-	$-
Contract cancellation charges	(8)	(1)	9	-
	$(7)	$(2)	$9	$-
2007:
Workforce reductions	$17	$(13)	$(2)	$2
Equipment and other asset write-downs	2	(1)	2	3
Contract cancellation charges	5	(6)	1	-
Other	14	(11)	(3)	-
	$38	$(31)	$(2)	$5
				$5

In the second quarter of 2008 there was a restructuring charge of $1 million, and cash utilization of $2 million.  The remaining balance primarily relates to the MDS Pharma Services segment.   The restructuring activities will be completed by the end of 2009.

9.	Other Income (Expenses)
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Write-down of investments/valuation provisions	(3)	(6)	(3)	(6)
Gain on sale of investment	-	-	2	2
Loss on sale of Hamburg clinic	-	(4)	-	(4)
Gain (loss) on sale of business	-	1	(4)	1
Curtailment gain on pension	1	-	1	-
Acquisition integration costs	(1)	(1)	(1)	(1)
FDA provision	10	(61)	10	(61)
Foreign exchange gain (loss)	(1)	(4)	3	(1)
Gain (loss) on embedded derivatives	3	-	(1)	-
Other	1	1	(1)	-
Other income (expense) – net	$10	$(74)	$6	$(70)

During the second quarter of 2008, a write-down of investments of $3 million relating to the impairment loss on the Company’s investment in asset-backed commercial paper was taken.

In the second quarter of 2007, the Company recorded a provision of $61 million to reimburse clients who have incurred or will incur third-party audit costs or study re-run costs to complete the work required by the US Food and Drug Administration (FDA) or other regulators.  We have utilized approximately $19 million of this reserve to date, an amount partially offset by the impact of foreign currency fluctuations on the liability.  Although we believe we have substantially completed the majority of all required site audits, we still await final reimbursement requests for many of these audits.  Based on information currently available, we believe that a reserve of approximately
$33 million is required to cover study audits, re-runs and other related costs.  Accordingly, approximately $10 million has been reversed this quarter.  Management will continue to closely monitor the FDA matter and related provision.

10.	Earnings Per Share

a.	Dilution
	Three months ended April 30		Six months ended April 30
(number of shares in millions)	2008	2007	2008	2007
Weighted average number of Common shares outstanding – basic	122	137	122	141
Impact of stock options assumed exercised	-	1	-	-
Weighted average number of Common shares outstanding – diluted	122	138	122	141

b.	Pro-Forma Impact of Stock-Based Compensation
Companies are required to calculate and disclose, in the notes to the consolidated financial statements, compensation expense related to the grant-date fair value of stock options for all grants of options for which no expense has been recorded in the consolidated statements of operations.  For the Company, this includes those stock options issued prior to November 1, 2003.

For purposes of these pro-forma disclosures, the Company's net income and basic and diluted earnings per share would have been:
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Net income	$11	$737	$28	$753
Compensation expense for options granted prior to November 1, 2003	-	-	-	(1)
Net income – pro-forma	$11	$737	$28	$752

Pro-forma basic earnings per share	$0.09	$5.37	$0.23	$5.34
Pro-forma diluted earnings per share	$0.09	$5.35	$0.23	$5.33

11.	Share Capital

At April 30, 2008, the authorized share capital of the Company consists of unlimited Common shares.  The Common shares are voting and are entitled to dividends if, as and when declared by the Board of Directors.

The following table summarizes information on share capital and stock options and related matters as at April 30, 2008:

[number of shares in thousands]	Number	Amount
Common shares
Balance as at October 31, 2007	122,578	$493
Issued during the period	330	5
Repurchased during the period	(872)	(4)
Balance as at April 30, 2008	122,036	$494

During the second quarter, the Company repurchased and cancelled 619,700 Common shares under a normal course issuer bid for a cost of $12 million.  Of the total cost, $3 million was charged to share capital, $1 million was charged to other comprehensive income and $8 million was charged to retained earnings.  For the six months ended April 30, 2008, $4 million was charged to share capital, $2 million was charged to comprehensive income and $11 million was charged to retained earnings.  A share repurchase of 63,200 shares was entered into on April 30, 2008 and will settle in the first week of May 2008.  The total cost of this repurchase was $1 million.

12.	Stock-based Compensation

C$ options [number of stock options in thousands]	Number	Average Exercise Price
Stock options
Balance as at October 31, 2007	5,555	$19.66
Activity during the period:
Granted	39	20.29
Exercised	(330)	16.29
Cancelled or forfeited	(184)	20.87
Balance as at April 30, 2008	5,080	$19.84

US$ options [number of stock options in thousands]	Number	Average Exercise Price
Stock options
Balance as at October 31, 2007	-	$-
Activity during the period:
Granted	12	17.91
Balance as at April 30, 2008	12	$17.91

During the quarter, the Company granted 30,000 C$ options and 10,000 US$ options (2007 – 280,500 and nil) at an average exercise price of C$20.50 and US$17.74, respectively (2007 – C$21.84 and US$ nil).  These options have a fair value determined using the Black-Scholes model of C$4.40 and US$4.07 per share respectively (2007 – C$4.62 and US$ nil) based on the following:

C$ options	2008	2007
Risk-free interest rate	3.0% 0.0% 21% 4.40	3.9% 0.0% 22% 3.25
Expected dividend yield
Expected volatility
Expected time to exercise (years)

US$ options	2008	2007
Risk-free interest rate	3.0% 0.0% 22% 4.40	- - - -
Expected dividend yield
Expected volatility
Expected time to exercise (years)

The stock compensation expense for the six months ended April 30, 2008 was $3 million (six months ended April 30, 2007  - $1 million), which has been recorded in selling, general and administration expenses and as additional paid in-capital within share capital.

Incentive Plans

The Company has been utilizing mid-term incentive plans (MTIP) since 2005. The 2006 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$22.00 and C$26.00 respectively. The term of the Performance Share Units (PSUs) is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle. Payout on certain PSUs will be in the form of Deferred Share Units (DSUs) and the balance will be paid in cash. During 2006, the price hurdle was met and 50% of the issued units vested.  A payment of $3 million was made related to these vested units in November 2007.

The 2007 MTIP will vest in two equal tranches, based on achieving specified share price hurdles of C$25.30 and C$27.50, respectively. The term of the PSUs is three years and payout will occur at the later of 24 months from the date of grant and achievement of each share price hurdle.

The 2008 MTIP will vest on December 15, 2010 and the number of PSUs granted will be determined based on achieving a target rate for 2010 cash earnings per share of between US $1.17 and US $1.31. The final number of vested units can range from 0% to 200% of the number of PSUs granted. Payout will occur not later than 60 days following the vesting date.

The Company records the cost of its MTIP compensation plans at fair value based on assumptions that are consistent with those used to determine the fair value of stock compensation.  The table below shows the liability and expense related to the plans:

Liability	As at April 30, 2008	As at October 31, 2007
2006 Plan	$4	$11
2007 Plan	2	3
2008 Plan	2	-
Total	$8	$14

Expense (Income)	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
2006 Plan	$1	$2	$(4)	$1
2007 Plan	1	-	(1)	-
2008 Plan	1	-	1	-
Total	$3	$2	$(4)	$1

13.	Accumulated Other Comprehensive Income
[millions of US dollars]	As at April 30, 2008	As at October 31, 2007
Accumulated other comprehensive income, net of income taxes, beginning of period	$490	$328
Foreign currency translation	(75)	183
Unrealized gain on available-for-sale assets, net of tax	1	(3)
Unrealized gain (loss) on derivatives designated as cash flow hedges, net of tax	(4)	8
Reclassification of realized gains, net of tax	-	(4)
Adoption of FAS 158	-	11
Repurchase and cancellation of Common shares	(2)	(33)
Accumulated other comprehensive income, net of income taxes, end of period	$410	$490

The foreign currency translation gain in 2007 was mainly a result of the effect of the strengthening Canadian dollar (approximately 19% for 2007) and the strengthening euro on assets and earnings.  The foreign currency translation loss in 2008 was mainly a result of the effect of the weakening Canadian dollar (approximately 6% for the first two quarters of 2008) on Canadian denominated assets.

14.	Employee Benefit Plans

The Company sponsors various post-employment benefit plans including defined benefit and contribution pension plans, retirement compensation arrangements, and plans that provide extended health care coverage to retired employees.  All defined benefit pension plans sponsored by the Company are funded plans.  Other post-employment benefits are unfunded.  During 2005, the Company amended the terms of certain post-employment plans such that effective January 1, 2008, and subject to certain transitional conditions, newly retired employees will no longer be entitled to extended health care benefits.

Defined Benefit Pension Plans:
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Service cost	$1	$1	$2	$2
Interest cost	3	2	6	4
Expected return on plan assets	(4)	(3)	(8)	(6)
Recognition of actuarial gains	-	(1)	-	(1)
Curtailment gain	(1)	-	(1)	-
	$(1)	$(1)	$(1)	$(1)

Other Benefit Plans:
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Service cost	$-	$-	$-	$-
Interest cost	1	1	1	1
Expected return on plan assets	-	-	-	-
	$1	$1	$1	$1

MDS has recorded a curtailment gain of $1 million related to the transfer of staff from MDS to Best Medical International Inc. as a result of the sale of the external beam therapy and self-contained irradiator product lines, as per Note 5.

15.	Supplementary Cash Flow Information

Non-cash items affecting net income comprise:
	Three months ended April 30		Six months ended April 30
	2008	2007	2008	2007
Depreciation and amortization	$23	$18	$50	$32
Stock option compensation	2	-	3	1
Deferred revenue	1	-	-	(2)
Deferred income taxes	(15)	31	(27)	47
Equity earnings – net of distribution	(2)	9	10	9
Write-down of investments	3	10	3	10
Loss on disposal of equipment and other assets	2	4	4	2
Mark-to-market of derivatives	(3)	(1)	1	(1)
FDA provision (reversal)	(10)	61	(10)	61
Other	(2)	-	(5)	1
	$(1)	$132	$29	$160
Prior year comparatives have been reclassified to conform to the current year presentation

Changes in non-cash operating assets and liabilities balances relating to operations include:

	Three months ended April 30		Six months ended April 30
[millions of US dollars]	2008	2007	2008	2007
Accounts receivable	$13	$(5)	$20	$8
Unbilled revenue	(7)	27	(13)	11
Inventories	(3)	(3)	(2)	(7)
Prepaid expenses and others	11	35	(1)	11
Accounts payable and accrued liabilities	(25)	1	(92)	(13)
Income taxes	(19)	(21)	(46)	(9)
Deferred income	4	-	4	-
Other operating asset and liabilities	2	-	2	-
	$(24)	$34	$(128)	$1
Prior year comparatives have been reclassified to conform to the current year presentation

16.	Segment Information

In accordance with SFAS No 131, “Disclosures About Segments of an Enterprise and Related Information”, the Company operates within three business segments – pharmaceutical services, isotopes and analytical technologies.  These segments are organized predominantly around the products and services provided to customers identified for the businesses.

				Three months ended April 30, 2008
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other		Total
Product revenues	$-	$76	$93	$		$169
Service revenues	128	4	25			157
Reimbursement revenues	24	-	-			24
Total revenues	152	80	118			350
Direct product cost	-	(42)	(64)			(106)
Direct service cost	(95)	(2)	(4)			(101)
Reimbursed expenses	(24)	-	-			(24)
Selling, general and administration	(33)	(13)	(22)		(7)	(75)
Research and development	-	(2)	(20)		-	(22)
Depreciation and amortization	(8)	(3)	(12)		-	(23)
Restructuring charges - net	(1)	-	-		-	(1)
Other income (expenses) - net	9	3	-		(2)	10
Equity earnings	-	-	10		-	10
Segment earnings (loss)	$-	$21	$6		$(9)	$18
Total assets	$793	$692	$820		$412	$2,717
Capital expenditures	$9	$3	$1		$2	$15

Total assets exclude assets held for sale.

In segment reporting, equity earnings are included in the determination of segment earnings (loss).  Excluding equity earnings of $10 million (2007 - $11 million) results in operating earnings of $8 million (2007 - $96 million loss).

				Three months ended April 30, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$67	$62	$-	$129
Service revenues	115	4	15	-	134
Reimbursement revenues	23	-	-	-	23
Total revenues	138	71	77	-	286
Direct product cost	-	(35)	(48)	-	(83)
Direct service cost	(80)	(1)	(1)	-	(82)
Reimbursed expenses	(23)	-	-	-	(23)
Selling, general and administration	(32)	(12)	(11)	(6)	(61)
Research and development	-	(1)	(15)	-	(16)
Depreciation and amortization	(10)	(3)	(4)	(1)	(18)
Restructuring charges - net	(23)	-	-	(2)	(25)
Other income (expenses) - net	(68)	1	(1)	(6)	(74)
Equity earnings	-	-	11	-	11
Segment earnings (loss)	$(98)	$20	$8	$(15)	$(85)
Total assets	$810	$660	$819	$435	$2,724
Capital expenditures	$5	$1	$1	$-	$7

				Six months ended April 30, 2008
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$135	$185	$-	$320
Service revenues	248	5	49	-	302
Reimbursement revenues	50	-	-	-	50
Total revenues	298	140	234	-	672
Direct product cost	-	(76)	(125)	-	(201)
Direct service cost	(183)	(2)	(8)	-	(193)
Reimbursed expenses	(50)	-	-	-	(50)
Selling, general and administration	(62)	(24)	(41)	(12)	(139)
Research and development	-	(2)	(40)	-	(42)
Depreciation and amortization	(17)	(6)	(27)	-	(50)
Restructuring charges - net	(1)	-	-	-	(1)
Other income (expenses) - net	14	(5)	(2)	(1)	6
Equity earnings	-	-	24	-	24
Segment earnings (loss)	$(1)	$25	$15	$(13)	$26
Total assets	$793	$692	$820	$412	$2,717
Capital expenditures	$15	$6	$3	$4	$28

Total assets exclude assets held for sale.

In segment reporting, equity earnings are included in the determination of segment earnings (loss).  Excluding equity earnings of $24 million (2007 - $25 million) results in an operating earnings of $2 million (2007 – 105 million loss)

				Six months ended April 30, 2007
	MDS Pharma Services	MDS Nordion	MDS Analytical Technologies	Corporate and Other	Total
Product revenues	$-	$134	$100	$-	$234
Service revenues	236	4	30	-	270
Reimbursement revenues	46	-	-	-	46
Total revenues	282	138	130	-	550
Direct product cost	-	(69)	(85)	-	(154)
Direct service cost	(169)	(2)	(1)	-	(172)
Reimbursed expenses	(46)	-	-	-	(46)
Selling, general and administration	(65)	(23)	(17)	(10)	(115)
Research and development	-	(2)	(26)	-	(28)
Depreciation and amortization	(18)	(6)	(7)	(1)	(32)
Restructuring charges - net	(31)	-	-	(7)	(38)
Other income (expenses) - net	(66)	1	(2)	(3)	(70)
Equity earnings	-	-	25	-	25
Segment earnings (loss)	$(113)	$37	$17	$(21)	$(80)
Total assets	$810	$660	$819	$435	$2,724
Capital expenditures	$7	$2	$4	$3	$16

17.	Financial Instruments

The carrying amounts and fair values for all derivative financial instruments are as follows:
		As at April 30		As at October 31
		2008		2007
		Carrying Amount	Fair Value	Carrying Amount	Fair Value
Asset (liability) position:
Currency forward and option	- assets	$-	$-	$7	$7
Currency forward and option	- liabilities	$(2)	$(2)	$(12)	$(12)
Interest rate swap and option contracts		$-	$-	$(1)	$(1)

As of April 30, 2008, the Company had outstanding foreign exchange contracts in place to sell $54 million at a weighted average exchange rate of C$1.0143 maturing over the next twelve months.

In addition to the above derivatives, isotope supply agreements totalling $123 million include terms that result in the creation of an embedded currency derivative under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”. Under the rules contained in SFAS 133, we have determined the value of this derivative and marked it to market as at April 30, 2008.  The supply contract is denominated in US dollars and due to currency movements between the US and Canadian dollar we have recorded an unrealized, mark-to-market gain of $3 million on the contract in the second quarter of 2008 ($1 million loss year to date).  There was no significant mark-to-market adjustment required for the second quarter of 2007.

18.	Income Taxes

The Company’s effective tax rate this quarter was 31%. The tax expense was reduced by $2 million of tax credits relating to research and development that were recognized during the quarter.  The tax benefit recorded this quarter on the ABCP provision reflects the fact that any tax loss arising on ABCP will be treated as a capital loss.
`
Three months to April 30
	2008	2007
Expected income tax expense (recovery) at MDS’s 33% (2007 – 35%) statutory rate	$5	$(28)
Increase (decrease) to tax expense as a result of:
Tax credits for research and development	(2)	(5)
Valuation provisions	1	2
Foreign losses not recognized	-	4
Other	1	-
Reported income tax expense (recovery)	$5	$(27)

19.	Differences Between Canadian and US Generally Accepted Accounting Principles

US GAAP accounting principles used in the preparation of these consolidated financial statements conform in all material respects to Canadian GAAP, except as set out below.

a.           Accounting for equity interests in joint ventures – The Company owns 50% interests in two partnerships that are subject to joint control. Under US GAAP, the Company records its share of earnings of these partnerships as equity earnings. Under Canadian GAAP, the Company proportionately consolidates these businesses. Under the proportionate consolidation method of accounting, MDS recognizes its share of the results of operations, cash flows, and financial position of the partnerships on a line-by-line basis in its consolidated financial statements and eliminates its share of all material intercompany transactions with the partnerships. While there is no impact on net income from continuing operations or earnings per share from continuing operations as a result of this difference, there are numerous presentation differences affecting the disclosures in these consolidated financial statements and in certain of the supporting notes.

b.           Research and development – The Company expenses research and development costs as incurred. Under Canadian GAAP, the Company is required to capitalize development costs provided certain conditions are met. Such capitalized costs are referred to as deferred development costs and they are amortized over the estimated useful life of the related products, generally periods ranging from three to five years.

c.           Investment tax credits – The Company records non-refundable investment tax credits as a reduction in current income tax expense in the year in which the tax credits are earned. The majority of non-refundable investment tax credits earned by MDS are related to research and development expenditures. Under Canadian GAAP, non-refundable investment tax credits are recorded as a reduction in the expense or the capital expenditure to which they relate.

d.           Embedded derivatives – Under SFAS 133, “Accounting for Derivative Instruments and Hedging Activities”, certain contractual terms are considered to behave in a similar fashion to a derivative contract and parties to the contracts are therefore required to separate the accounting for these embedded derivatives from the accounting for the host contract. Once separated, these embedded derivatives are subject to the general derivative accounting guidelines outlined in SFAS 133, particularly the requirement to mark these derivatives to market. For MDS, these terms typically relate to the currency in which the contract is denominated. Canadian GAAP is largely aligned with SFAS 133 for most embedded derivatives; however, Canadian GAAP provides exemptions for contracts that are written in a currency that is not the functional currency of one of the substantial parties to the contract but which is a currency in Common usage in the economic environment of one of the contracting parties. The Company has elected to use this exemption available under Canadian GAAP in accounting for certain cobalt supply contracts entered into with a supplier located in Russia. The affected contracts are denominated in US dollars.

e.           Currency forward and option contracts – The Company currently designates the majority of the forward foreign exchange contracts it enters into as hedges of future anticipated cash inflows. In prior years, these contracts did not qualify for treatment as hedges and, accordingly, such contracts were carried at fair value and changes in fair value were reflected in earnings. Under Canadian GAAP, all such contracts were eligible for hedge accounting, and as a result, gains and losses on these contracts were deferred and recognized in the period in which the cash flows to which they relate were incurred.

f.           Comprehensive income – US GAAP requires that a statement of other comprehensive income and accumulated other comprehensive income be displayed with the same prominence as other financial statements. Under Canadian GAAP, statements of other comprehensive income and accumulated other comprehensive income were not required for years prior to the Company’s 2007 fiscal year.

g.      Pensions - Under US GAAP, the net funded status of pension plans sponsored by a company are fully reflected in the consolidated assets or liabilities of the Company. The amount by which plan assets exceed benefit obligations or benefit obligations exceed plan assets, on a plan-by-plan basis, is reflected as an increase in assets or liabilities, with a corresponding adjustment to accumulated other comprehensive income. Under Canadian GAAP, only the net actuarial asset or liability is reflected in the consolidated financial statements.

h.           Stock-based compensation – Under US GAAP, certain equity-based incentive compensation plans are accounted for under the liability method using a fair value model to determine the amount of the liability at each period end. Under Canadian GAAP, these plans are accounted for under the liability method using intrinsic value to measure the liability at each period end.

i.           As per Note 3 (g):  The Accounting Standards Board announced that Canadian Generally Accepted Accounting Principles for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.  While domestic issuers will be required to make the transition by 2011, the CSA in a Concept Paper provided a tentative conclusion allowing domestic issuers who are also SEC registrants, like MDS, to continue to report under US GAAP for two years from the transaction date of 2011. Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 may also be permitted.

As mentioned in Note 2, in the fourth quarter of 2007 during the preparation of the 2007 annual financial statements under US GAAP, an error was identified in the prior interim financial statements with respect to certain stock-based incentive compensation plans.  The Company has corrected this error of $1 million in these consolidated financial statements.  The previous Canadian GAAP to US GAAP reconciliation is therefore amended by the below restated reconciliation.

Consolidated Statements of Financial Position
As at April 30, 2008 [millions of US dollars]	2008 Canadian GAAP	Reconciling Adjustments	Reference	2008 US GAAP
Assets
Current Assets
Cash and cash equivalents	$143	$(4)	a	$139
Short-term investments	-	-		-
Accounts receivable, net	261	(1)	a,d	260
Note receivable	73	-		73
Unbilled revenue	111	-		111
Inventories, net	121	(4)	a	117
Income taxes recoverable	56	-		56
Current portion of deferred tax assets	47	-		47
Prepaid expenses and other	33	(1)		32
Assets held for sale	27	-		27
Total Current Assets	$872	$(10)		$862
				-
Property, plant and equipment, net	366	(2)	a	364
Deferred tax assets	31	-		31
Long-term investments and other	191	(13)	a,b,g	178
Goodwill	820	(21)		799
Intangible assets, net	526	(16)	a	510
Total Assets	$2,806	$(62)		$2,744

Liabilities and Shareholders’ Equity
Current Liabilities
Accounts payable and accrued liabilities	$303	$(15)	a,d,h	$288
Current portion of deferred revenue	75	-		75
Income taxes payable	17	(1)		16
Current portion of long-term debt	20	-		20
Current portion of deferred tax liabilities	33	-		33
Liabilities related to assets held for sale	12	-		12
Total Current Liabilities	$460	$(16)		$444

Long-term debt	280	-		280
Deferred revenue	14	-		14
Other long-term obligations	30	-		30
Deferred tax liabilities	152	(13)	f,h	139
Total Liabilities	$936	$(29)		$907

Shareholders’ equity
Share capital	506	(12)	h	494
Additional paid in capital	-	75	h	75
Retained earnings	961	(103)	b,d,g,h	858
Accumulated other comprehensive income	403	7	a,f,g	410
Total shareholders’ equity	$1,870	$(33)		$1,837
Total liabilities and shareholders’ equity	$2,806	$(62)		$2,744

CONSOLIDATAED STATEMENTS OF FINANCIAL POSITION
As at October 31 [millions of US dollars]	2007 Canadian GAAP	Reconciling Adjustments	Reference	2007 US GAAP
Assets
Current assets
Cash and cash equivalents	$259	$(24)	a	$235
Short-term investments	91	11		102
Accounts receivable	284	3	a,d	287
Unbilled revenue	99	-		99
Inventories, net	134	(6)	a	128
Income taxes recoverable	54	-		54
Current portion of income taxes	45	-		45
Prepaid expenses and other	21	1		22
Assets held for sale	1	-		1
Total Current Assets	988	(15)		973

Property, plant and equipment, net	390	(4)	a	386
Deferred tax assets	4	-		4
Long-term investments and other	284	6	a,b,g	290
Goodwill	797	(15)		782
Intangible assets, net	601	(18)	a	583
Total Assets	$3,064	$(46)		$3,018

Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and accrued liabilities	$391	$(7)	a,h	$384
Current portion of deferred revenue	71	-		71
Income taxes payable	57	-		57
Current portion of long-term debt	94	-		94
Current portion of deferred tax liabilities	10	-		10
Total Current Liabilities	623	(7)		616

Long-term debt	290	-		290
Deferred revenue	16	1		17
Other long-term obligations	29	1		30
Deferred tax liabilities	182	(14)	f,h	168
Minority interest	1	(1)		-
Total Liabilities	1,141	(20)		1,121

Shareholders’ equity
Share capital	502	(9)	h	493
Additional paid-in capital	n/a	72	h	72
Retained earnings	945	(103)	b,d,g,h	842
Accumulated other comprehensive income	476	14	a,f,g	490
Total shareholders’ equity	1,923	(26)		1,897
Total liabilities and shareholders’ equity	$3,064	$(46)		$3,018

Consolidated Statements of Operations
	Three months ended April 30, 2008			Six months ended April 30, 2008
[millions of US dollars except per share amounts]	CDN GAAP	Recon. Items[1]	US GAAP	CDN GAAP	Recon. Items[1]	US GAAP	Reference
Revenues
Products	$180	$(11)	$169	$331	$(11)	$320	a
Services	149	8	157	302	-	302
Reimbursement revenues	24	-	24	50	-	50
Total revenues	353	(3)	350	683	(11)	672

Costs and expenses
Direct cost of products	(106)	-	(106)	(201)	-	(201)	a,c
Direct cost of services	(101)	-	(101)	(193)	-	(193)
Reimbursed expenses	(24)	-	(24)	(50)	-	(50)
Selling, general and administration	(73)	(2)	(75)	(131)	(8)	(139)	a,e,h
Research and development	(11)	(11)	(22)	(20)	(22)	(42)	a,b,c
Depreciation and amortization	(26)	3	(23)	(56)	6	(50)	a
Restructuring charges - net	(1)	-	(1)	(1)	-	(1)
Other expense - net	6	4	10	3	3	6	b,d
Total costs and expenses	(336)	(6)	(342)	(649)	(21)	(670)

Operating income (loss) from continuing operations	17	(9)	8	34	(32)	2

Interest expense	(5)	(1)	(6)	(11)	(1)	(12)
Interest income	4	-	4	10	-	10
Mark-to-market on interest rate swaps	-	-	-	-	2	2
Equity earnings	-	10	10	-	24	24	a
Income (loss) from continuing operations before income taxes	16	-	16	33	(7)	26

Income tax (expense) recovery
- current	(7)	4	(3)	(31)	6	(25)
- deferred	(2)	-	(2)	26	1	27
Income (loss) from continuing operations	7	4	11	28	-	28

Income from discontinued operations - net of income tax	-	-	-	-	-	-
Net income	$7	$4	$11	$28	$-	$28

Basic earnings (loss) per share - from continuing operations	$0.06	$(0.03)	$0.09	$0.23	$-	$0.23
- from discontinued operations	-	-	-	-	-	-
Basic earnings (loss) per share	$0.06	$(0.03)	$0.09	$0.23	$-	$0.23

Diluted earnings (loss) per share - from continuing operations	$0.06	$(0.03)	$0.09	$0.23	$-	$0.23
- from discontinued operations	-	-	-	-	-	-
Diluted earnings (loss) per share	$0.06	$(0.03)	$0.09	$0.23	$-	$0.23
1 Reconciling items between Canadian GAAP and US GAAP

Consolidated Statements Of Operations

	Three months ended April 30, 2007			Six months ended April 30, 2007
[millions of US dollars except per share amounts]	CDN GAAP	Recon. Items[1]	Restated US GAAP (Note 2)	CDN GAAP	Recon. Items[1]	Restated US GAAP (Note 2)	Reference
Revenues
Products	$-	$-	$129	$-	$-	$234	a
Services	-	-	134	-	-	270
Reimbursement revenues	-	-	23	-	-	46
Total revenues	273	13	286	523	27	550

Costs and expenses
Direct cost of products	-	(83)	(83)	-	(154)	(154)	a,c
Direct cost of services	(164)	82	(82)	(324)	152	(172)
Reimbursed expenses	-	(23)	(23)	-	(46)	(46)
Selling, general and administration	(67)	6	(61)	(120)	5	(115)	a,e,h
Research and development	(7)	(9)	(16)	(12)	(16)	(28)	a,b,c
Depreciation and amortization	(20)	2	(18)	(37)	5	(32)	a,b
Restructuring charges - net	(28)	3	(25)	(41)	3	(38)
Other expenses - net	(67)	(7)	(74)	(66)	(4)	(70)	b,d
Total costs and expenses	(353)	(29)	(382)	(600)	(55)	(655)

Operating loss from continuing operations	(80)	(16)	(96)	(77)	(28)	(105)

Interest expense	(8)	-	(8)	(14)	-	(14)
Interest income	10	-	10	14	-	14
Mark-to-market on interest note swaps	-	1	1	-	1	1
Equity earnings	-	11	11	-	25	25	a
Loss from continuing operations before income taxes	(78)	(4)	(82)	(77)	(2)	(79)

Income tax (expense) recovery
- current	21	10	31	18	11	29
deferred		(4)	(4)	-	(5)	(5)
Income (loss) from continuing operations	(57)	2	(55)	(59)	4	(55)

Income from discontinued operations - net of income tax	793	(1)	792	809	(1)	808
Net income	$736	$1	$737	$750	$3	$753

Basic earnings (loss) per share - from continuing operations	$(0.42)	$0.02	$(0.40)	$(0.42)	$0.03	$(0.39)
- from discontinued operations	5.77	-	5.77	5.74	(0.01)	5.73
Basic earnings (loss) per share	$5.35	$0.02	$5.37	$5.32	$0.02	$5.34

Diluted earnings (loss) per share - from continuing operations	$(0.41)	$0.01	$(0.40)	$(0.42)	$0.03	$(0.39)
- from discontinued operations	5.75	-	5.75	5.72	-	5.72
Diluted earnings (loss) per share	$5.34	$0.01	$5.35	$5.30	$0.03	$5.33

Consolidated Statements Of Cash Flows

	Three months ended April 30, 2008			Six months ended April 30, 2008
[millions of US dollars]	CDN GAAP	Recon. Items[1]	US GAAP	CDN GAAP	Recon. Items[1]	US GAAP
Operating activities
Net income	$7	$4	$11	$28	$-	$28
Less: Income from discontinued operations – net of tax	-	-	-	-	-	-
Income (loss) from continuing operations	7	4	11	28	-	28
Adjustments to reconcile net income to cash provided (used in) operating activities relating to continuing operations
Items not affecting current cash flow	33	(34)	(1)	11	18	29
Changes in non-cash working capital balances relating to operations	(26)	2	(24)	(123)	(5)	(128)
Cash provided by (used in) operating activities of continuing operations	14	(28)	(14)	(84)	13	(71)
Cash provided by operating activities of discontinued operations	-	-	-	-	-	-
	14	(28)	(14)	(84)	13	(71)
Investing activities
Acquisitions	-	(2)	(2)	(2)	-	(2)
Increase in deferred development charges	-	-	-	(5)	5	-
Purchase of property, plant and equipment	(15)	-	(15)	(28)	-	(28)
Proceeds from sale of property, plant and equipment	2	-	2	3	-	3
Proceeds on sale of short-term investments	-	-	-	101	-	101
Proceeds on sale of long-term investment	4	-	4	7	-	7
Other	(3)	1	(2)	(2)	-	(2)
Cash provided by (used in) investing activities of continuing operations	(12)	(1)	(13)	74	5	79
Cash provided by investing activities of discontinued operations	-	-	-	-	-	-
Financing activities
Repayment of long-term debt	(1)	-	(1)	(81)	-	(81)
Increase (decrease) in deferred revenue and other long-term obligations	(1)	-	(1)	-	-	-
Issuance of shares	4	-	4	5	-	5
Repurchase of shares	(12)	-	(12)	(17)		(17)
Cash used in financing activities of continuing operations	(10)	-	(10)	(93)	-	(93)
Cash used in financing activities of discontinued operations	-	-	-	-	-	-
Effect of foreign exchange rate changes on cash and cash equivalents	1	31	32	(2)	(9)	(11)
Increase (decrease) in cash and cash equivalents during the period	(7)	2	(5)	(105)	9	(96)
Cash and cash equivalents, beginning of period	150	(6)	144	248	(13)	235
Cash and cash equivalents, end of period	$143	$(4)	$139	$143	$(4)	$139
[1] Reconciling items between Canadian GAAP and US GAAP

CONSOLIDATED STATEMENTS OF CASH FLOWS
	Three months ended April 30, 2007			Six months ended April 30, 2007
[millions of US dollars]	CDN GAAP	Recon. Items[1]	Restated US GAAP (Note 2)	CDN GAAP	Recon. Items[1]	Restated US GAAP (Note 2)
Cash flows from operating activities
Net income	$736	$1	$737	$750	$3	$753
Less: Income from discontinued operations – net of tax	793	(1)	792	809	(1)	808
Income (loss) from continuing operations	(57)	2	(55)	(59)	4	(55)
Adjustments to reconcile net income to cash provided by operating activities relating to continuing operations
Items not affecting current cash flow	143	(11)	132	156	4	160
Changes in non-cash working capital balances relating to operations	37	(3)	34	9	(8)	1
Cash provided by (used in) operating activities of continuing operations	123	(12)	111	106	-	106
Cash used in operating activities of discontinued operations	(69)	-	(69)	(53)	-	(53)
	54	(12)	42	53	-	53
Investing activities
Acquisitions	(603)	-	(603)	(603)	-	(603)
Increase in deferred development charges	-	-	-	(2)	2	-
Purchase of property, plant and equipment	(9)	2	(7)	(17)	1	(16)
Proceeds from sale of property, plant and equipment	-	-	-	-	-	-
Proceeds on sale of short-term investments	25	-	25	151	-	151
Purchase of short-term investments	(15)	-	(15)	(37)	-	(37)
Proceeds on sale of long-term investments	-	2	2	13	-	13
Other	1	(2)	(1)	-	-	-
Cash provided by investing activities of continuing operations	(601)	2	(599)	(495)	3	(492)
Cash provided by (used in) investing activities of discontinued operations	929	-	929	929	-	929
Financing activities
Repayment of long-term debt	(1)	-	(1)	(7)	-	(7)
Increase (decrease) in deferred revenue and other long-term obligations	(1)	-	(1)	-	-	-
Payment of cash dividends	-	-	-	(3)	-	(3)
Issuance of shares	6	-	6	10	-	10
Repurchase of shares	(441)	-	(441)	(441)	-	(441)
Cash used in financing activities of continuing operations	(437)	-	(437)	(441)	-	(441)
Cash used in financing activities of discontinued operations	-	-	-	(2)	-	(2)
Effect of foreign exchange rate changes on cash and cash equivalents	16	12	28	4	-	4
Net increase in cash and cash equivalents during the period	(39)	2	(37)	48	3	51
Cash and cash equivalents, beginning of period	340	(5)	335	253	(6)	247
Cash and cash equivalents, end of period	$301	$(3)	$298	$301	$(3)	$298
[1] Reconciling items between Canadian GAAP and US GAAP

Three months ended April 30			Six months ended April 30
	2008	Restated Note 2 2007	2008	Restated Note 2 2007
Net income (loss) from continuing operations in accordance with US GAAP	$11	$(55)	$28	$(55)
US GAAP adjustments:
Deferred development costs - net	2	(2)	6	(2)
Mid term incentive plan reversal	(2)	(1)	(6)	(3)
Mark-to-market on embedded derivatives	(3)	-	1	-
Defined benefit pension plans	-	-	1	-
Reduction in income tax expense arising from GAAP adjustments	(1)	1	(2)	1
Net income (loss) from continuing operations in accordance with Canadian GAAP	7	(57)	28	(59)
Income from discontinued operations in accordance with Canadian and US GAAP – net of tax	-	793	-	809
Net income in accordance with Canadian GAAP	$7	$736	$28	$750

Basic earnings (loss) per share in accordance with Canadian GAAP
- from continuing operations	$0.06	$(0.42)	$0.23	$(0.42)
- from discontinued operations	-	5.77	-	5.74
Basic earnings per share	$0.06	$5.35	$0.23	$5.32

Diluted earnings (loss) per share in accordance with Canadian GAAP
- from continuing operations	$0.06	$(0.41)	$0.23	$(0.42)
- from discontinued operations	-	5.75	-	5.72
Diluted earnings per share	$0.06	$5.34	$0.23	$5.30

Recent Canadian Accounting Pronouncements

a.
Capital disclosures – The CICA issued Section 1535, “Capital Disclosures”, which requires the disclosure of both the qualitative and quantitative information that enables users of financial statements to evaluate the entity’s objectives, policies, and processes for managing capital.

b.
Inventories – The CICA issued Section 3031, “Inventories”, which replaces existing Section 3030 and harmonizes the Canadian standards related to inventories with International Financial Reporting Standards.  The new Section includes changes to the measurement of inventories, including guidance on costing, impairment testing, and disclosure requirements.

c.
Financial instruments – The CICA issued Section 3862 “Financial Instruments – Disclosure” and Section 3863, “Financial Instruments – Presentation” to replace Section 3861, “Financial Instruments – Disclosure and Presentation”.

The Company has adopted Sections 1535, 3862 and 3863 effective for its fiscal year beginning November 1, 2007 and these sections affect disclosures only.  The Company is required to adopt Section 3031 effective November 1, 2008.  The Company is currently evaluating the effects that the adoption of Section 3031 will have on its consolidated results of operations and financial condition and is not yet in a position to determine such effects.

20.	Comparative Figures

All comparative financial information has been restated to reflect the Company’s results as if they had been historically reported in US dollars and in accordance with US GAAP.  Certain figures for the previous year have been reclassified to conform to the current year’s financial statement presentation.  In addition, segmented information for 2006 has been revised to reflect the discontinued operations reported.

21.	Subsequent Events - MAPLE Reactor

On May 16, 2008, Atomic Energy of Canada Limited (AECL), a Canadian crown corporation, and the Government of Canada, publicly announced their intention to discontinue the development work on the MAPLE reactors located at Chalk River laboratories, effective immediately.  The MAPLE reactors were to replace AECL’s current National Research Universal reactor (NRU) and provide MDS Nordion with a long-term source of supply of medical isotopes.  AECL and the Government of Canada have also publicly announced that they will work closely with MDS Nordion and continue to supply medical isotopes using the NRU and will pursue an extension of the NRU operation beyond its current expiry date of October 31, 2011.  MDS has substantial financial interests in the success of the MAPLE reactor project, primarily through a related 40-year supply agreement with AECL, as a result of an exchange of non-monetary assets in February 2006 (see below).  The Company was neither consulted nor informed in advance by AECL or the Canadian government about their decision.  AECL’s announcement and position represents a different perspective on the contract than that held by MDS.  The Company will evaluate all options and pursue appropriate steps to protect the interests of patients, its customers and its shareholders.

On February 22, 2006, the Company had announced an agreement resulting from a comprehensive mediation process with AECL related to the MAPLE reactor project.  Under the agreement, AECL paid the Company $22 million, and assumed ownership of the MAPLE facilities and took responsibility for all costs associated with completing the project and the future production of medical isotopes from the MAPLE facilities.  The parties retained certain rights related to existing claims.  In addition, AECL acquired $47 million of MAPLE-related inventories in exchange for a non-interest bearing note having a net present value of $38 million, to be repaid over four years commencing in 2008.  The agreement requires AECL to supply medical isotopes to MDS Nordion over a 40-year period, upon the MAPLE facilities meeting certain operational criteria, in exchange for a fixed percentage of the selling price.  In accordance with SFAS No. 153, “Exchanges of Non-Monetary Assets”, the Company exchanged the MAPLE asset for the 40-year supply agreement which was recorded as an intangible asset at its fair value of $308 million.  This amount is to be amortized on a straight-line basis over a 40-year period once commercial production of MAPLE isotopes begins.  The Company recorded a loss on this transaction of $36 million in 2006.

As a result of the May 16, 2008 announcement by AECL and the Government of Canada, MDS is reviewing the impact on its business from an operational and financial reporting perspective.  The Company will evaluate all options and pursue appropriate steps to protect the interests of patients, its customers and its shareholders.  The principal US GAAP reporting exposure for MDS related to the announcement is its intangible asset associated with the 40-year supply agreement currently carried at $342 million (revalued at the April 30, 2008 exchange rate).  MDS will continue to evaluate the intangible asset for possible impairment and the relevant financial reporting implications based upon the progress of any dialogue, negotiations or legal proceedings between AECL, the Government of Canada and the Company.